SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

19 May 2005

FISCAL YEAR 2004-05

POSITIVE FOURTH QUARTER OPERATING INCOME BEFORE AIRCRAFT DISPOSALS THANKS TO AN EFFECTIVE FUEL HEDGING POLICY

A SUCCESSFUL FIRST YEAR FOR THE MERGED GROUP, WITH A STRONG RISE IN FULL YEAR RESULTS

•	Turnover up 7.3% at 19.08 billion euros, with increased activity across all businesses

•	Continued and effective control of costs excluding fuel

•	A 20.7% increase in operating income before aircraft disposals to 489 million euros and a 33.4% increase in pre-tax income

•	Dividend of 0.15 euro per share

At the Board meeting on May 18, 2005, chaired by Jean-Cyril Spinetta, the Directors of Air France-KLM approved the annual financial statements. During the meeting, the Chairman made the following comments: “The first year of the merger between Air France and KLM has been a complete success. Our teams have worked with great enthusiasm to co-ordinate the activities of the two groups and offer our customers a significant network, combining the hubs of Paris and Amsterdam. The success of these common efforts is reflected in the synergies which have been achieved over this period. At 115m euros, they have comfortably exceeded our initial expectation of 65m euros. The impact of these synergies, together with the relentless pursuit of the cost control programs implemented at both companies, have enabled us to generate a strong rise in our results, in spite of the sharp rise in oil prices during the second half of the year. As a reflection of its confidence in the future of the Group, the Board will submit a proposal at the general meeting for the payment of a dividend of 0.15 euro per share.”

Consolidated Financial Data

2004-05 (in million euros)	Quarter ended March 31			Year to March 31
	2005	2004 pro forma	Change	2005(1)(2)	2004(1) pro forma	Change
Turnover	4,625	4,387	5.4%	19,078	17,782	+7.3%
Gross operating income before operating leases	611	618	-1.1%	2,873	2,716	+5.8%
Operating income before aircraft disposals	9	34	-73.5%	489	405	+20.7%
Pre-tax income	(45)	1	ns	455	341	+33.4%
Net income (group share)	(6)	42	ns	351	292	+20.2%
Net earnings per share (in euros)	—	—	—	1.30	1.08	+20.4%

(1)	Air France Group consolidated over 12 months (April-March) and the KLM Group over 11 months (May-March)

(2)	Servair consolidated over 15 months (January 2004-March 2005)

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfranceklm-finance.com

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Quarter ended March 31, 2005: positive operating income before aircraft disposals

The quarter was marked both by a dynamic level of activity and a further series of sharp oil price rises, averaging out at around 48 dollars a barrel. However, the Group’s hedging policy enabled it to minimize the negative impact of these rises and to keep the fuel bill within budgeted levels.

Revenues rose 5.4% to 4.62 billion euros. Operating expenses were up 6.0%.

In spite of oil prices some 50% higher than in the same quarter of the previous year, the effectiveness of the hedging policy combined with the weakness of the dollar, made it possible to limit the increase in the fuel charge to 22.1%, at 619 million euros at March 31, 2005. Hedging gains amounted to 137 million euros and the dollar effect was a positive 29 million euros. Personnel costs rose 6.0%, with 1% of this increase linked to the employer’s contribution in connection with the share offering reserved for employees. The roll out of the offering of the French State’s shares to employees, further to its withdrawal in December 2004, generated a non-recurring cost of approximately 16 million euros, corresponding to the employer’s contribution made by the company and various connected fees. In total, unit costs measured in equivalent available seat kilometers (EASK) were up 2.8% and by 0.6% at constant currency and fuel prices.

Gross operating income before operating leases (EBITDAR) totaled 611 million euros compared with 618 million euros at March 31, 2004 (-1.1%). The Group recorded an operating profit before aircraft disposals (EBIT) of 9 million euros, compared with 34 million euros the previous year. Operating profit improved by 17 million euros excluding the impact of the staff share offering and of slot exchange products.

Net financial expenses amounted 56 million euros at March 31, 2005 (versus 40 million euros at March 31, 2004). The foreign exchange result deteriorated from a gain of 14 million euros to a loss of -3 million euros.

After taking into account 15 million euros in income from equity affiliates and 3 million in goodwill amortization, net income (group share) was a negative -6 million euros compared with a net profit of 42 million euros at March 31, 2004.

Full year 2004-05: operating income before aircraft disposals up 20.7% to 489 million euros

Turnover increased 7.3% to 19.08 billion euros. Operating expenses excluding fuel rose 3.6%, compared with a 7.3% increase in equivalent available seat kilometers (EASK), reflecting the effective management of costs. The fuel bill came to 2.65 billion euros, up from 1.99 billion euros in the previous year, representing an increase of 33.3%. The hedging policy adopted by the Group enabled it to save 372 million euros, representing 14% of the fuel bill. In total, operating expenses were up 7.0%. Unit costs, measured in equivalent available seat kilometers (EASK), remained stable implying a 2.8% decrease at constant currency and fuel prices.

Operating income before aircraft disposals totaled 489 million euros (405 million at March 31, 2004), an increase of 20.7%. All the activities contributed positively to this rise, with a particularly strong performance in the cargo business. For the year to March 31, 2005, the operating margin (operating income before aircraft disposals over revenues) saw a slight improvement, rising by 0.3 points to 2.6%.

The Air France-KLM Group’s performance was adversely impacted by the scope of consolidation which excluded KLM’s operations for April 2003, which was marked by the Asian crisis, and for April 2004, which saw a return to breakeven. Over a full 12-month period, the increase in operating income would have been 36%.

Net interest charges fell from 228 million euros to 202 million euros, including the impact of rebate letters, which, at the time of the unwinding of the financing of two aircraft and, based on their market value, enabled a reduction in the amount of the last installment. However, net financial charges rose from -187 million euros to –219 million euros, under the combined impact of a negative foreign exchange variation of 42 million euros and 16 million euros in net charges for financial provisions.

Earnings before taxes and the amortization of goodwill amounted to 397 million euros, up from 283 million euros at March 31, 2004 (+40.3%). After a tax charge of 96 million euros (40 million at March 31, 2004), net income (group share) rose by 20.2% to 351 million euros (292 million at March 31, 2004). Earnings per share came to 1.30 euros compared with 1.08 euros the previous year.

2/8

Information by business

Passenger activity

Revenues from the passenger business totaled 15.00 billion euros (+6.8%), of which 14.08 billion euros from scheduled passenger services, a rise of 7.1% which was in line with the increase in capacity (+6.9%). With traffic up 8.9%, the occupancy rate gained 1.5 points to 78.7%. Overall, the passenger activity generated 312 million euros in operating income at March 31 2005, up 13.9%.

	Year to March 31 (1)
	2005	2004	Change
Scheduled passenger revenues (in million euros)	14,085	13,156	+7.1%
Unit revenues per ASK (in euro cents)	6.56	6.55	+0.2%
Unit revenues per RPK (in euro cents)	8.33	8.48	-1.7%
Unit costs per ASK (in euro cents)	6.33	6.33	+0.0%
Operating income (in million euros)	312	274	+13.9%

(1)	Air France Group consolidated over 12 months (April-March) and the KLM Group over 11 months (May-March)

Excluding the currency impact, unit revenues per available seat kilometer were up 1.6% while unit revenues per passenger-kilometer were slightly down (-0.3%). Unit costs per available seat kilometer were down 2.3% at constant currencies and oil prices.

Cargo activity

Total revenues from the cargo business amounted to 2.49 billion euros (+9.4%). Traffic was up 8.8% while capacity rose by 9.4%, implying a 0.4-point reduction in the cargo load factor to 68.2%. Freight transport revenues increased by 10.4%, reflecting a strong improvement in unit revenues. Cargo operating income came to 95 million euros at March 31, 2005, up 61.0% on the previous year.

	Year to March 31 (1)
	2005	2004	Change
Freight transport revenues (in million euros)	2,300	2,084	+10.4%
Unit revenues per ATK (in euro cents)	15.58	15.42	+1.0%
Unit revenues per RTK (in euro cents)	22.83	22.48	+1.6%
Unit costs per ATK (in euro cents)	14.75	14.81	-0.4%
Operating income (in million euros)	95	59	+61.0%

(1)	Air France Group consolidated over 12 months (April-March) and the KLM Group over 11 months (May-March)

Unit revenues per available ton kilometer were up 3.8% on a constant currency basis. Unit costs per available ton kilometer were down 4.7% at constant currency and oil prices.

Maintenance

The maintenance business posted 777 million euros in third-party revenues, representing an increase of 4.0%. Operating income totaled 48 million euros compared with 55 million euros at March 31, 2004.

Other activities

Revenues from Other Activities came to 805 million euros (+12.7%), including 15 months of Servair revenues. Excluding the Servair impact, the increase would have been 6.2%. Operating income totaled 34 million euros compared with 17 million euros at March 31, 2004. This increase was primarily driven by the strong performance of the charter activities of the KLM subsidiary, transavia.com, and Servair over the first half of the year. Aircraft disposals contributed 8 million euros to the operating income (versus 9 million at March 31, 2004).

Reinforced financial structure

The Air France-KLM Group’s tangible and intangible investments amounted to 2.13 billion euros at March 31, 2004, including approximately 1.25 billion euros for aeronautical investments and 290 million euros for the capitalization of maintenance costs. They were financed by 1.95 billion euros in operating cash flow and 240 million euros in income from subsidiaries and aircraft disposals.

The structure of the balance sheet has improved, with a gearing ratio down to 1.06 at March 31, 2005 versus a gearing ratio adjusted for the final accounting treatment of the purchase price of 1.21 at March 31, 2004 proforma.

3/8

Elsewhere, Air France has renewed its syndicated credit line of 1.2 billion euros and raised an additional 450 million euros in April 2005 through the OCEANE convertible bond issue.

Outlook for the current fiscal year

The Air France-KLM Group is targeting a 5% increase in capacity compared with the initial 2004-05 flight schedule and investments of some 2.4 billion euros, financed through operating cash flow and 800 million in cash before taxes generated by the Amadeus operation.

The Group has retained the assumption of a stable unit revenue excluding currency, an average jet fuel market price of 553 dollars per ton which, thanks to effective hedging, will give a fuel bill of some 3.37 billion euros, and a euro/dollar exchange rate of 1.30.

On the basis of these assumptions as well as 165 million euros in additional synergy gains, the Air France-KLM Group expects to generate an operating income of a similar level to last year. Net income should rise substantially due to the Amadeus operation.

Diary

A dedicated Investor Relations site for Air France-KLM is now available at the following address: www.airfranceklm-finance.com.

Thursday May 19: presentation of the annual results at 3 pm (CET) at the Méridien Etoile Hotel 81, boulevard Gouvion Saint-Cyr – 75017 Paris

•	audio-web conference at 2:00 pm (London time)

to connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

to visualize the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHFY)

for instant replay, please dial 00 44 207 031 4064 (code: 659228)

Next meetings

•	Wednesday June 29, 2005: presentation of the impact of IFRS at the Roissy CDG Hilton hotel

•	Friday September 2, 2005: conference call on the results for Q1 2005-06

•	Monday October 3, 2005: Investor Day at the Roissy CDG Hilton hotel

•	Wednesday November 23, 2005: results for H1 2005-06

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

4/8

STATISTICS – Air France-KLM Group

Passenger activity

4th quarter	March 31, 2005	March 31, 2004	Change
Traffic in million RPK	42,163	39,473	+6.8%
Capacity in million ASK	53,851	51,865	+3.8%
Load factor (%)	78.3%	76.1%	+2.2	pts
Scheduled passenger revenues (in million euros)	3,433	3,225	+6.4%
Unit revenues per ASK (in euro cents)	6.37	6.21	+2.5%
Excluding currency effect			+3.3%
Unit revenues per RPK (in euro cents)	8.14	8.17	-0.4%
Excluding currency effect			+0.4%
Unit cost per ASK (in euro cents)	6.32	6.14	+3.0%
At constant currency and fuel prices			+1.3%

Cumulative (Air France 12 months and KLM 11 months)	March 31, 2005	March 31, 2004	Change
Traffic in million RPK	168,998	155,138	+8.9%
Capacity in million ASK	214,606	200,748	6.9%
Load factor (%)	78.7%	77.3%	+1.5	pt
Scheduled passenger revenues (in million euros)	14,085	13,156	+7.1%
Unit revenues per ASK (in euro cents)	6.56	6.55	+0.1%
Excluding currency effect			+1.6%
Unit revenues per RPK (in euro cents)	8.33	8.48	-1.7%
Excluding currency effect			-0.3%
Unit cost per ASK (in euro cents)	6.34	6.34	+0.0%
At constant currency and fuel prices			-2.2%

Cargo activity

4th quarter	March 31, 2005	March 31, 2004	Change
Traffic in million RTK	2,501	2,406	+3.9%
Capacity in million ATK	3,773	3,487	+8.2%
Cargo load factor (%)	66.3%	69.0%	-2.7	pts
Cargo revenues (in million euros)	570	531	+7.3%
Unit revenues per ATK (in euro cents)	15.17	15.20	-0.2%
Excluding currency effect			+1.3%
Unit revenues per RTK (in euro cents)	22.86	22.03	+3.8%
Excluding currency effect			+5.4%
Unit cost per ATK (in euro cents)	14.51	14.53	-0.1%
At constant currency and fuel prices			-3.6%

Cumulative (Air France 12 months and KLM 11 months)	March 31, 2005	March 31, 2004	Change
Traffic in million RTK	10,078	9,264	+8.8%
Capacity in million ATK	14,774	13,506	+9.4%
Cargo load factor (%)	68.2%	68.6%	0.4	pt
Cargo revenues (in million euros)	2,300	2,084	+10.4%
Unit revenues per ATK (in euro cents)	15.58	15.42	+1.0%
Excluding currency effect			+3.8%
Unit revenues per RTK (in euro cents)	22.83	22.48	+1.6%
Excluding currency effect			+4.4%
Unit cost per ATK	14.76	14.84	-0.5%
At constant currency and fuel prices			-4.8%

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AIR FRANCE—KM GROUP

CONSOLIDATED INCOME STATEMENT

	Fourth quarter ended				Year ended
	03.31.05	03.31.04	03.31.04		03.31.05	03.31.04	03.31.04
(In EUR millions)	Pro forma Published				Pro forma Published
Operating revenues
Scheduled passenger	3,433	3,225	2,292	6.4%	14,085	13,156	9,465	7.1%
Other air transport operations	203	234	209	-13.2%	919	888	795	3.5%

Total Passenger	3,636	3,459	2,501	5.1%	15,004	14,044	10,260	6.8%
Cargo	570	531	308	7.3%	2,300	2,084	1,264	10.4%
Other cargo revenues	57	52	33	9.6%	192	193	148	-0.5%

Total Cargo	627	583	341	7.5%	2,492	2,277	1,412	9.4%
Maintenance	211	203	128	3.9%	777	747	508	4.0%
Others	151	142	42	6.3%	805	714	157	12.7%

Total operating revenues	4,625	4,387	3,012	5.4%	19,078	17,782	12,337	7.3%

Operating charges
Aircraft fuel	(619)	(507)	(328)	22.1%	(2,653)	(1,990)	(1,302)	33.3%
Chartering costs	(148)	(134)	(113)	10.4%	(558)	(502)	(414)	11.2%
Aircraft operating lease costs	(153)	(140)	(108)	9.3%	(630)	(608)	(458)	3.6%
Landing fees & en route charges	(353)	(340)	(226)	3.8%	(1,460)	(1,373)	(913)	6.3%
Catering	(98)	(88)	(67)	11.4%	(402)	(376)	(296)	6.9%
Handling charges & other operating costs	(259)	(269)	(185)	-3.7%	(1,067)	(1,078)	(756)	-1.0%
Aircraft maintenance costs	(148)	(146)	(101)	1.4%	(621)	(616)	(381)	0.8%
Commercial & distribution costs	(317)	(347)	(253)	-8.6%	(1,399)	(1,439)	(1,051)	-2.8%
Other external expenses	(474)	(431)	(301)	10.0%	(1,897)	(1,797)	(1,183)	5.6%

External expenses	(2,569)	(2,402)	(1,682)	7.0%	(10,687)	(9,779)	(6,754)	9.3%

Salaries & related costs	(1,544)	(1,456)	(1,031)	6.0%	(5,922)	(5,685)	(4,079)	4.2%
Taxes other than income tax	(54)	(51)	(45)	5.9%	(226)	(210)	(186)	7.6%

Gross operating result before aircraft operating lease costs	611	618	362	-1.1%	2,873	2,716	1,776	5.8%

Gross operating result	458	478	254	-4.2%	2,243	2,108	1,318	6.4%

Charge to depreciation/amortization, net	(379)	(400)	(297)	-5.3%	(1,586)	(1,587)	(1,184)	-0.1%
Charge to operating provisions, net	(76)	(46)	(7)	65.2%	(134)	(88)	(46)	52.3%
Other income and charges, net	6	2	34	200.0%	(34)	(28)	44	21.4%

Total operating charges	(4,616)	(4,353)	(3,028)	6.0%	(18,589)	(17,377)	(12,205)	7.0%

E.B.I.T	9	34	(16)	-73.5%	489	405	132	20.7%

Gain on disposal of flight equipment, net	0	4	6	-100.0%	8	9	7	-11.1%

Operating income	9	38	(10)	-76.3%	497	414	139	20.0%

Restructuring costs	(12)	(5)	(5)	140.0%	(21)	(22)	(22)	-4.5%
Financial income	25	11	9	127.3%	106	53	38	100.0%
Financial expenses	(81)	(51)	(34)	58.8%	(308)	(281)	(139)	9.6%
Foreign exchange gain (loss)	(3)	14	3	-121.4%	3	45	35	-93.3%
Net (charge) release to provisions	(4)	(30)	(8)	-86.7%	(20)	(4)	6	400.0%
Net financial charges	(63)	(56)	(30)	12.5%	(219)	(187)	(60)	17.1%

Gain on disposals of subsidiaries and affiliate	3	(8)	4	-137.5%	67	5	5	1240.0%

Pretax income (loss)	(63)	(31)	(41)	103.2%	324	210	62	54.3%

Share in net income of equity affiliates	15	29	19	-48.3%	73	73	53	0.0%
Amortization of goodwill	3	3	(4)	0.0%	58	58	(15)	0.0%

Income (loss) before income tax and minority interests	(45)	1	(26)	-4600.0%	455	341	100	33.4%

Income tax	40	40	41	0.0%	(96)	(40)	(2)	140.0%

Income (loss) before minority interests	(5)	41	15	-112.2%	359	301	98	19.3%

Minority interests	(1)	1	(2)	-200.0%	(8)	(9)	(5)	-11.1%

NET INCOME (LOSS)	(6)	42	13	-114.3%	351	292	93	20.2%

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FLEET AS OF 31 MARCH 2005

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
B747-400	9	8	1	1	5	7	15	16	15	16
B747-300/200	7	7			2		9	7	9	5
B777-200/300	14	16	2	4	9	14	25	34	25	34
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	4	1	1	9	9	13	14	12	13
B767-300	1	1					1	1

Long-haul fleet	42	44	10	12	33	38	85	94	83	90

B747-400	1	1			2	3	3	4	3	4
B747-200	5	5	1	1	4	2	10	8	10	8

Cargo	6	6	1	1	6	5	13	12	13	12

A321	8	11	2		2	2	12	13	12	13
A320	44	49	5	3	17	15	66	67	65	67
A319	17	18	4	4	18	21	39	43	39	43
A318	5	9					5	9	5	9
B737-300/500	6	4	3	3	16	9	25	16	23	15

Medium-haul fleet	80	91	14	10	53	47	147	148	144	147

Total Air France fleet	128	141	25	23	92	90	245	254	240	249

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	1	2	9	9			10	11	10	11
F100-100	1	1			9	9	10	10	10	10

Total	4	5	20	20	15	15	39	40	39	40

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
BAE146-200/300*	1	5			14	12	15	17	15	17

Total	1	5			14	12	15	17	15	17

sub-leased by KLM

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
BEECH 1900	6	6	1	1	1	1	8	8
EMB145-EP/MP	1	2	9	8	17	18	27	28	27	28
EMB135-ER	3	2	2	3	4	4	9	9	9	9
EMB120-ER	3	7	3	3	8	3	14	13	12	10
F100-100		1				6		7		6
F70-70					9	5	9	5	9	5
SAAB 2000					6	6	6	6	6	6

Total	13	18	15	15	45	43	73	76	63	64

Total Regional fleet	18	28	35	35	74	70	127	133	117	121

Air Ivoire

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
F28			3	3			3	3	3	3
A321						1		1

Total			3	3		1	3	4	3	3

TOTAL Air France Group	146	169	63	61	166	161	375	391	360	373

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FLEET AS OF 31 MARCH 2005

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
B747-400	6	6	16	16			22	22	22	22
B777-200			3	4	3	6	6	10	6	10
MD11			8	8	2	2	10	10	10	10
A330-200
B767-300					12	12	12	12	12	12

Long-haul fleet	6	6	27	28	17	20	50	54	50	54

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			1	2	3	3	4	5	5	5
B737-800	6	6	19	20	4	4	29	30	29	30
B737-700			4	4	5	5	9	9	8	9
B737-400	5	6	2		7	7	14	13	14	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	17	18	27	27	26	26	70	71	70	71

Total KLM fleet	23	24	57	58	43	46	123	128	123	128

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
F70	16	18	1		3	3	20	21	20	21
F50			6	6	4	4	10	10	10	10

Total KLM Cityhopp	16	18	7	6	7	7	30	31	30	31

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05	3/31/04	3/31/05
BAE 146 100/300					5		5		5
F100	1	1	14	14		1	15	16	15	16
F50					6	6	6	6	6	6

Total KLM Cityhopp	1	1	14	14	11	7	26	22	26	22

Total Regional fleet	17	19	21	20	18	14	56	53	56	53

TOTAL KLM Group	40	43	78	78	61	60	179	181	179	181

8/8

Air France – KLM Group

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDING 31 MARCH 2005

Consolidated income statement

			In EUR millions
Year ended March 31,	Notes	2005	2004	2004	2003
			Pro Forma unaudited
Operating revenues	4	19,078	17,782	12,337	12,687
External expenses	5	(10,687)	(9,779)	(6,754)	(7,174)
Salaries and related costs	6	(5,922)	(5,685)	(4,079)	(3,856)
Taxes other than income tax		(226)	(210)	(186)	(187)

Gross operating result		2,243	2,108	1,318	1,470

Charge to depreciation/amortization, net	7	(1,586)	(1,587)	(1,184)	(1,195)
Charge to operating provisions, net	7	(134)	(88)	(46)	(115)
Gain on disposal of flight equipment, net		8	9	7	30
Other operating income and charges, net	8	(34)	(28)	44	2

Operating income		497	414	139	192

Restructuring costs	9	(21)	(22)	(22)	(13)
Net financial charges	10	(219)	(187)	(60)	(85)
Gains on disposals of subsidiaries and affiliates, net	11	67	5	5	4

Pre-tax income (loss)		324	210	62	98

Share in net income of equity affiliates	16.1	73	73	53	29
Amortization of goodwill	14 & 22	58	58	(15)	(16)

Income (loss) before income tax and minority interests		455	341	100	111

Income tax	12	(96)	(40)	(2)	13

Income (loss) before minority interests		359	301	98	124

Minority interests		(8)	(9)	(5)	(4)

NET INCOME (LOSS)		351	292	93	120

Earnings (loss) per issued share as of March 31		1.30	1.08	0.42	0.55
Earnings (loss) per share	13
- basic		1.36	1.13	0.43	0.55
- diluted		1.36	1.13	0.43	0.55

2004 pro forma : consolidation of the Air France group, including KLM and its subsidiaries over 11 months, identical to the method used at March 31, 2005.

Consolidated balance sheet

	In EUR millions
ASSETS at March 31,	Notes	2005	2004	2003
Consolidation goodwill	14	83	95	112
Intangible fixed assets	14	159	149	171
Flight equipment	15	10,917	6,951	7,284
Other property and equipment	15	1,837	955	878
Investments in equity affiliates	16.1	564	336	316
Other investments	16	548	268	260

Total fixed assets		14,108	8,754	9,021

Inventory	17	389	151	220
Trade receivables	18	2,272	1,651	1,432
Income tax receivable	19	97	101	111
Other accounts receivable	18	2,001	494	592
Marketable securities	20	2,254	1,478	1,039
Cash		386	330	193

Total current assets		7,399	4,205	3,587

Total assets		21,507	12,959	12,608

Consolidated balance sheet (continued)

	In EUR millions
LIABILITIES AND STOKHOLDERS’ EQUITY at March 31,	Notes	2005	2004	2003
Common stock	21.1	2,290	1,868	1,868
Additional paid-in capital	21.5	390	261	261
Retained earnings (accumulated deficit)	21.6	2,490	1,942	1,862
Cumulative translation adjustment		(9)	(9)	3

Stockholders’ equity		5,161	4,062	3,994

Minority interests		65	23	33

Stockholders’ equity and minority interests		5,226	4,085	4,027

Provisions for liabilities and charges	22	2,265	1,039	1,095
Financial debt	23	8,268	4,380	4,147
Trade payables		1,905	1,226	1,375
Income tax liability	24	81	21	5
Advance ticket sales and loyalty program	25	1,656	1,008	901
Other payables	26	2,106	1,200	1,058

Total liabilities		16,281	8,874	8,581

Total liabilities and stockholders’ equity		21,507	12,959	12,608

Consolidated Statements of Changes in Stockholders’ Equity

Before allocation of income	Number of shares comprising common stock	Common stock	Add’l paid-in capital	Retained earnings	Treasury stock	Cumulative Translation adjustment	Total Stockholders’ equity	Minority interests
March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29

Dividends paid				(28)			(28)	(2)
Treasury stock					(25)		(25)
Impact of changes in accounting policies				(18)			(18)
Translation differences						(16)	(16)	(1)
Current year net income				120			120	4
Changes in scope of consolidation							—	3

March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33

Dividends paid				(17)			(17)	(3)
Treasury stock				1	7		8
Impact of changes in accounting policies				(4)			(4)
Translation differences						(12)	(12)	(3)
Current year net income				93			93	5
Changes in scope of consolidation							—	(9)

March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23

Issuance of common stock	49,602,631	422	346				768
Contribution of assets			(206)	206			—
Exchange offer costs			(11)				(11)
Dividends paid				(17)			(17)	(1)
Treasury stock				9	(1)		8
Translation differences							—
Current year net income				351			351	8
Changes in scope of consolidation							—	35

Consolidated statement of cash flows

	In EUR millions
Year ended March 31,	Notes	2005	2004	2003
Gross operating result		2,243	1,318	1,470
Other income (expenses) received (paid)		(102)	(23)	(50)
Foreign exchange gains (losses)		2	3	(9)
Operating cash flows		2,143	1,298	1,411
Changes in working capital		181	54	(150)
Restructuring expenditure		(49)	(18)	(12)
Interest paid		(352)	(163)	(189)
Interest received		56	36	58
Income tax paid (received)		(24)	(6)	(3)

Cash flows from operating activities		1,955	1,201	1,115

Acquisitions of subsidiaries and affiliates	31.2	506	(10)	(46)
Purchase of tangible and intangible fixed assets		(2,131)	(1,269)	(1,410)
Disposals of subsidiaries and affiliates		109	24	8
Proceeds on disposal of tangible and intangible assets		131	391	357
Dividends received		27	15	17

Cash flows from investing activities		(1,358)	(849)	(1,074)

Issuance of common stock		—	—	5
New debts		858	901	834
Repayments of debts		(285)	(345)	(745)
Repayments of capital lease obligations		(360)	(152)	(508)
Net decrease (increase) in loans		(79)	(29)	(29)
Net decrease (increase) in short-term investments		116	35	62
Dividends paid		(24)	(24)	(34)

Cash flows from financing activities		226	386	(415)

Translation differences		(4)	(5)	(1)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		819	733	(375)

Opening cash and cash equivalents	31.1	1,405	672	1,047
Closing cash and cash equivalents	31.1	2,224	1,405	672

NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

The term “Air France-KLM” used hereafter refers to the public limited company (société anonyme) incorporated under French law, without its consolidated subsidiaries. The term “the Group” refers to Air France-KLM and their consolidated subsidiaries.

The Group is headquartered in France and is one of the world’s leading airlines. The Group’s core business is the air transport of passengers, with other activities including the air transport of cargo, aircraft maintenance and any other activity linked to air transport, principally catering.

2. ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with French accounting regulations applicable for the year ended March 31, 2005.

2.1. Change in accounting methods

Note that the Group has adopted on March 31st, 2004 the change in accounting method entailed by the recommendation issued by the French National Accounting Board (Conseil National de la Comptabilité) on April 1, 2003, excluding long-service awards (médailles du travail) from the scope of rules governing pensions, thereby associating them with Regulation 2000-06 on liabilities. The impact of this first application was reflected in shareholders’ equity for an amount, net of tax, of 4 million euros.

Note that the Group has also adopted the component-based approach for recording large-scale maintenance operations on airframes and engines at March 31, 2003.

Until March 31, 2002, the Company accrued in advance for estimated costs of major airframe maintenance. Engines maintenance, including the change of parts with limited useful lives, was expensed as incurred.

In accordance with the CNC (“Conseil National de la Comptabilité”) statements of July 25, 2002 and January 15, 2003 following the CRC (“Comité de la Réglementation Comptable”) regulation on liabilities applicable to fiscal years as from January 1, 2002, and the regulation on the depreciation, amortization and write-down of assets applicable to fiscal years as from January 1, 2003, the Company (Air France-KLM and its air transport subsidiaries) adopted the component approach in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. The retrospectively assessed impact of this change in method was recorded in retaining earnings at the beginning of the period. The impact of this change in method resulted in a decrease in stockholders’ equity as of April 1, 2002 of 18 million euros (including tax effect) and an increase in net income for the period of 13 million euros (including tax effect).

2.2. Change in estimate

The combination of the Frequent Flyers loyalty Programs (cf. §2.8.) and the valuation of new air miles’ redemption assumptions starting in June 2005 led the Group to adjust the estimate of the corresponding debt. These changes in estimates had a positive impact of 10 million euros after tax on earnings for the financial year ended March 31, 2005.

2.3. Consolidation principles

Companies under the Company’s exclusive control are fully consolidated.

Companies jointly controlled by a limited number of parties including the Company are proportionally consolidated.

Companies over which the Group has significant influence in terms of management and finance policy are accounted for under the equity method ; significant influence in this case is deemed to exist where the Group holds 20% or more of voting rights.

Entities that meet the above defined criteria, but that the Group does not intend to hold in the long term, are not consolidated. Are also excluded from the consolidation scope entities in bankruptcy and those located in countries which do not allow the funds transferring toward the mother entity. These interests are valued at their historical cost, depreciated if necessary.

Affiliates over which the Group no longer has significant influence are deconsolidated at the lower of their carrying value at the date of removal from the scope of consolidation and their fair value to the Group.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Group in such affiliates.

The fiscal year of certain subsidiaries and affiliates, which are listed in note 34, ends on December 31. Those subsidiaries and affiliates are consolidated by the Group with a three-month lag with the exception of Amadeus G.T.D. There have been no significant transactions for such subsidiaries for the period from January 1, 2005 to March 31, 2005.

The consolidated income statement includes the income statements of all companies acquired during the year from the date of the acquisition. It also includes the income statements of companies disposed of during the year up to the date of disposal.

Minority interests

The portion of the earnings or losses of consolidated subsidiaries that represent ownership interests other than those of Air France (i.e. subsidiaries that are not wholly-owned) is reflected as a deduction from the determination of consolidated net income as minority interests.

The portion of the Group’s consolidated stockholders’ equity that is attributable to outside owners of subsidiaries that are not wholly-owned is reflected in the consolidated balance sheets as minority interests.

2.4. Translation of financial statements of foreign operations

The financial statements of foreign entities, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:

•	the balance sheet is translated using the exchange rate prevailing at year-end,

•	the income statement is translated at the average exchange rate for the year,

•	translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as Translation differences within Consolidated stockholders’ equity.

The financial statements of foreign operations, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange.

2.5. Foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding differences are reflected in the income statement.

2.6. Exchange rate and interest rate financial instruments

The Group uses a number of financial instruments to limit its exposure to interest and exchange rate risks. These instruments are traded on organized markets or on an over-the-counter basis.

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions are certain or likely to materialize are considered hedging instruments.

2.7. Operating revenues

For air transportation transactions, revenues are recognized as and when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.

Upon issue, both passenger and cargo tickets are recorded as liabilities under “Advance tickets sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued on a statistical basis that is regularly updated.

In connection with power by the hour maintenance operations on airframes and engines, operating revenues are recorded based on the flight time declared by the customer.

For maintenance contracts other than those described above, the Group recognizes revenues using the percentage of completion method.

2.8. Frequent flyer program

As at March 31, 2005, both Air France and KLM offer their own frequent flyer loyalty programs (respectively “Fréquence Plus” and “Flying Dutchman”) which enable members to accumulate air miles when travelling on Air France flights, KLM flights and certain airline partners. These air miles entitle members to a variety of benefits such as free Air France or KLM flights.

Due to the combination of the 2 companies, a new joint program will be launched in June 2005, which will accumulate air miles from both current programs.

The probability of converting air miles into Award tickets is estimated according to a statistical method.

The value of air miles is estimated on the basis of the specific terms and conditions of use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is deducted from revenues and recorded under the caption “Advance tickets sales and loyalty program” of the balance sheet, as and when revenue from the qualifying flight for which air miles are awarded is recognized.

We also sell mileage credits in our frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. We allocate a portion of the revenues received from the sale of mileage credits to a component representing the value of the subsequent travel award to be provided in a manner consistent with our determination of the liability for earned flight awards. The remainder is recognized as income immediately.

2.9. Information by activity and geographical area

The Group’s activity involves three sectors: passenger activities, cargo services and aircraft maintenance.

The Group has defined five discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

•	Origin of sale:

Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.

Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.

•	Destination:

Revenues for air transport operations are broken down on the basis of the following:

•	Non-stop flights: revenues are allocated to the geographical network to which the route belongs.

•	Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Group’s fixed assets mainly consist of flight equipment located in France and in the Netherlands.

2.10. Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

2.11. Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Group’s ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded within Net income on ordinary activities.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

2.12. Goodwill

Goodwill is recognized upon first-time consolidation after allocation to the various identifiable assets and liabilities.

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

2.13. Other intangible fixed assets

Business goodwill (“Fonds de commerce”) acquired in conjunction with the acquisition of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Software and licenses are amortized on a straight-line basis over periods of between one and four years.

2.14. Impairment of goodwill and other intangible fixed assets

The Group records impairment charges on goodwill and other intangible assets when events and circumstances indicate that the assets are impaired and the discounted cash flow estimated to be generated by those assets are less than the carrying amount of those assets. Measurement of any potential impairment on goodwill and other intangible assets is based on discounted cash flows.

2.15. Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditure (including flight equipment) during the period prior to commissioning is capitalized within the overall cost of the asset concerned and depreciated over the useful life of the related asset . The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

The Group accounts for lease arrangements as capital lease when such arrangements include a bargain purchase option provision. The related assets are recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the consolidated balance sheet.

Maintenance costs are expensed, with the exception of those major maintenance programs which extend the useful life of the asset or increase its overall value, and which are, as a result, capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

A) Flight equipment

Flight equipment is acquired in foreign currency and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers’ discounts are usually deducted from the value of the asset in question.

Aircraft are depreciated using the straight-line method over their average estimated useful life. From April 1, 1997, this useful life has been estimated at 18 years, with an estimated residual value of 10% of original cost.

Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings related to aircraft acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate (22 years).

In addition, the estimated costs of major maintenance operations (airframes and engines excluding parts with limited useful lives) to be performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the future period separating the maintenance operations.

Spare parts, other than consumables, are recorded in the consolidated balance sheet as fixed assets. Useful lives vary from 3 to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use and consideration of retirement decisions pertaining to the specific fleet to which the spare parts relate, the Group revises the depreciation period accordingly.

B) Other property and equipment

Other property, plant and equipment is depreciated using the straight-line method over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

C) Impairment of flight equipment

When events and circumstances indicate that these assets need to be impaired, the Group assesses the existence of impairment losses at the entire aircraft fleet level under full ownership or capital leases and capitalized spare parts in comparison with the higher of their recoverable value or the discounted cash flows expected from their use.

2.16. Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost. Increases and decreases in this provision are recorded in the consolidated income statements.

The fair value of investments corresponds to the utility value to the Group. This value is determined based on the Group’s share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices.

Other financial assets which are primarily comprised of deposits, are valued at the lower of cost or market value.

2.17. Inventories

Inventories consist primarily of expendable parts related to flight equipment and are initially recorded at cost. A provision is recorded to reduce inventory values at the lower of cost or realizable value.

Cost represents acquisition cost or manufacturing cost, the latter including direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis. A provision for obsolescence is recorded based on respective inventory ages.

2.18. Marketable securities

Marketable securities are stated in the consolidated balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at balance sheet date.

Investments in debt securities are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds (“SICAVs”) are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized using an effective interest rate method.

2.19. Treasury stock

The acquisition cost of interests in the common stock of Air France-KLM held other than temporarily by consolidated companies is deducted from consolidated stockholders’ equity. Gains and losses on disposal of such securities are taken to stockholders’ equity.

Treasury stock held for future allocation related to stock options and stock compensation plans is recorded at cost in marketable securities. A provision is recorded to reduce these shares to the lower of cost or market value.

2.20. Retirement benefit and similar obligations

The Group’s obligations in respect of defined benefit pension schemes and lump -sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or plan assets.

The company recognizes a portion of its actuarial gains or losses as income or expense if the net cumulative unrecognized actuarial gains or losses at the end of the previous reporting period exceeded the greater of:

•	10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and

•	10% of the fair value of any plan assets at that date.

The portion of actuarial gains or losses recognized directly is the excess determined above, divided by the expected average remaining working lives of the employees participating in the plan.

Provisions for these plans are valued and recorded in accordance with IAS 19 Employee Benefits.

2.21. Provisions for restitution for aircraft under operating leases

Following the change in accounting method described in paragraph 2.1, the Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such amount is further amortized on a straight-line basis over a period ending when the restitution criteria is met.

2.22. Other provisions for risks and charges

The Group accounts for provisions for risks and charges when the occurrence of a risk is estimated to be likely and its amount can be reliably estimated. The Group evaluates provisions based on facts and events known at the closing date, from its past experience and to the best of its knowledge.

2.23. Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized over the term of the debts using an effective interest rate method. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under net financial items over the term of the debts.

2.24. Deferred tax

The Company records deferred tax using the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Net deferred tax balances are determined on the basis of each entity’s tax position based on tax jurisdiction and taking into consideration consolidated tax returns when applicable.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is expected to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short term or the Company has no control over the distribution of reserves.

2.25. Cash flow

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months.

2.26. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

3. 1 - SCOPE OF CONSOLIDATION

As of March 31, 2005, the Group comprised 159 companies, of which 135 are fully consolidated, 3 proportionally consolidated and 21 were recorded as equity affiliates. The list of companies within the scope of consolidation is shown in note 34.

As the Exchange Offer closed in May 2004, the group’s results include KLM’s results over a period of eleven months (May 2004 to March 2005). At this date, the group holds 97.3 % of the common shares of KLM stock.

In addition, the Servair group was consolidated with one quarter difference until March 31, 2004. To make up for this difference, the Servair group was consolidated over 15 months (January 2004 -March 2005) in the period ended March 31, 2005. In addition, the Group increased its stake in the Servair group by 3.1 points, from 94.5% to 97.6%. This additional stock purchase had no significant impact on the consolidated accounts closed at March 31, 2005.

During this period, Servair group sets up 2 subsidiaries : Lyon Air Traiteur and Martinique Catering. Carbag merged with Acna, a subsidiary of Servair.

Moreover, Air France transferred on 30 December 2004 all its stake in Amadeus France to Amadeus GTD. The net income of Amadeus France and its subsidiary have been consolidated within the Group until 30 December 2004.

Proteus Developpement and Proteus Finance merged with Air France Finance.

3. 2 - COMPARABILITY

For the purposes of comparison, a pro forma consolidated statement of income at March 31, 2004 has been prepared using methods and consolidation scope identical to those used at March 31, 2005. The unaudited pro forma income statement does not necessarily give an indication of the earnings that would have been achieved by Air France – KLM if the merger with KLM had actually taken place on the date adopted for preparing the pro forma income statement.

On the basis of these (still provisional) estimates of the assets and liabilities as valued on the date of acquisition, the first consolidation of the KLM group shows “badwill” of 915 million euros. This has been determined on the basis of an acquisition price of 798 million euros and a share of the shareholders’ equity acquired of 1,713 million euros. Shareholders’ equity specifically includes the adjustment to market value of the KLM group’s fleet for a total of (924) million euros the recognition in the item “Other debtors” of the surplus value of the funds earmarked to cover employee retirement commitments for a total of 976 million euros.

As some valuations are still in process, this badwill may be adjusted during the appropriation period available to the group, which runs to the end of the fiscal year following the year of acquisition.

This is the case for the value of the funds allocated to cover pension commitments. An in-depth review of this accounting standard is currently being carried out in order to determine whether this item may be recorded on the balance sheet.

Pending the definitive position from the international accounting interpretation committee to whom the issue was sent, the Group considers that according to accounting standards, this surplus may be recognized. However the Group has, as a precautionary measure, chosen not to amortize the portion of negative goodwill relative to the excess fund value, after the first quarter of the fiscal year ended as of March 31st, 2005.

The estimated amount of this portion came to 622 million euros at March 31, 2005. The impact of this amount on income, had it been amortized in the second and the third quarter, would have generated an increase of approximately 93 million in net income. The amortization period retained is 5 years, reflecting the length of time that the group considers reasonable for implementing the anticipated synergies, and the costs incurred in achieving them. The allocation for the period totaled 74 million euros at March 31, 2005.

Badwill is recognized in the item “Provisions for liabilities and charges” on the liabilities side of the balance sheet.

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 - Information by sector of activity

In EUR millions
Year ended March 31,	2005			2004 Pro Forma		2004
	Operating revenues	Operating income	Property and equipment	Operating revenues	Operating income	Operating revenues	Operating income	Property and equipment
Passenger	15,004	312	9,262	14,044	274	10,260	67	6,688
Cargo	2,492	95	972	2,277	59	1,412	15	371
Maintenance	777	48	1,300	747	55	508	50	759
Others	805	42	1,220	714	26	157	7	88

Total	19,078	497	12,754	17,782	414	12,337	139	7,906

The various sources of the Company’s operating revenues are described below :

Passenger : Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Other passenger operating revenues are derived from commissions from Sky Team alliance partnership arrangements, revenue from block-seat sales and information systems revenues.

Cargo : Cargo operating revenues are subdivided into freight transportation and other cargo operating revenues. Operating revenues from freight transportation consist of the transportation of cargo on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Operating revenues from other cargo transportation are derived principally from sales of cargo capacity third parties.

Maintenance : Maintenance operating revenues are generated by maintenance services to other airlines companies and other clients throughout the world.

Other : Other operating revenues currently consist of catering and handling revenues provided by the Group to other companies and to the on request air transport mainly made by Transavia.

Consolidated sales revenues, for the period ended March 31, 2005, totaled 19.1 billion euros, an increase of 7.3% over revenues for the previous pro forma period. This increase was generated by all activity sectors, particularly passengers and cargo.

Operating income rose from 83 to 497 million euros against 414 million euros at March 31, 2004. All activities made a positive contribution to this result; passenger activity grew from 274 million euros to 312 million euros.

4.2 - Analysis of operating revenues by geographical area of sale

									In EUR millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2005
Scheduled passenger	9,711	(68.8%)	348	(2.5%)	937	(6.7%)	1,994	(14.2%)	1,095	(7.8%)	14,085
Other passenger revenues	672	(73.1%)	57	(6.2%)	36	(3.9%)	54	(5.9%)	100	(10.9%)	919

Total passenger	10,383	(69.2%)	405	(2.7%)	973	(6.5%)	2,048	(13.6%)	1,195	(8.0%)	15,004

Scheduled cargo	1,081	(47.0%)	41	(1.8%)	157	(6.8%)	266	(11.6%)	755	(32.8%)	2,300
Other cargo revenues	132	(68.7%)	4	(2.1%)	7	(3.6%)	22	(11.5%)	27	(14.1%)	192

Total cargo	1,213	(48.6%)	45	(1.8%)	164	(6.6%)	288	(11.6%)	782	(31.4%)	2,492

Maintenance	769	(99.0%)	—	—	—	—	—	—	8	(1.0%)	777
Others	773	(96.0%)	21	(2.6%)	11	(1.4%)	—	—	—	—	805

Total	13,138	(68.9%)	471	(2.5%)	1,148	(6.0%)	2,336	(12.2%)	1,985	(10.4%)	19,078

Year ended March 31, 2004 (Pro forma)
Scheduled passenger	9,078	(68.9%)	390	(3.0%)	895	(6.8%)	1,785	(13.6%)	1,008	(7.7%)	13,156
Other passenger revenues	697	(78.4%)	29	(3.3%)	47	(5.3%)	69	(7.8%)	46	(5.2%)	888

Total passenger	9,775	(69.6%)	419	(3.0%)	942	(6.7%)	1,854	(13.2%)	1,054	(7.5%)	14,044

Scheduled cargo	1,038	(49.8%)	43	(2.1%)	143	(6.9%)	236	(11.3%)	624	(29.9%)	2,084
Other cargo revenues	135	(69.9%)	5	(2.6%)	7	(3.6%)	21	(10.9%)	25	(13.0%)	193

Total cargo	1,173	(51.5%)	48	(2.1%)	150	(6.6%)	257	(11.3%)	649	(28.5%)	2,277

Maintenance	740	(99.1%)	—	—	—	—	—	—	7	(0.9%)	747
Others	698	(97.8%)	11	(1.5%)	5	(0.7%)	—	—	—	—	714

Total	12,386	(69.6%)	478	(2.7%)	1,097	(6.2%)	2,111	(11.9%)	1,710	(9.6%)	17,782

Year ended March 31, 2004 (Published)
Scheduled passenger	6,734	(71.1%)	348	(3.7%)	577	(6.1%)	1,169	(12.4%)	637	(6.7%)	9,465
Other passenger revenues	633	(79.7%)	28	(3.5%)	40	(5.0%)	56	(7.0%)	38	(4.8%)	795

Total passenger	7,367	(71.8%)	376	(3.7%)	617	(6.0%)	1,225	(11.9%)	675	(6.6%)	10,260

Scheduled cargo	676	(53.5%)	40	(3.2%)	86	(6.8%)	134	(10.6%)	328	(25.9%)	1,264
Other cargo revenues	115	(77.7%)	5	(3.4%)	4	(2.7%)	15	(10.1%)	9	(6.1%)	148

Changes in sales revenues varied by geographic region; thus, the change on a pro forma basis included a 0.8 point increase from Asia and 0.3 point from the Americas, while the Europe, the Africa-Middle East region and the West Indies-Caribbean-Indian Ocean markets fell by 0.7, 0.2 and 0.2 point respectively.

4.3 - Analysis of traffic revenues by geographical area of destination

									In EUR millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2005

Scheduled passenger	6,044	(42.9%)	1,124	(8.0%)	1,920	(13.6%)	2,939	(20.9%)	2,058	(14.6%)	14,085
Scheduled cargo	192	(8.4%)	178	(7.7%)	279	(12.1%)	652	(28.3%)	999	(43.5%)	2,300

Total	6,236	(38.1%)	1,302	(7.9%)	2,199	(13.4%)	3,591	(21.9%)	3,057	(18.7%)	16,385

Year ended March 31, 2004 (Pro forma)

Scheduled passenger	5,794	(44.1%)	1,215	(9.2%)	1,752	(13.3%)	2,708	(20.6%)	1,687	(12.8%)	13,156
Scheduled cargo	206	(9.9%)	169	(8.1%)	255	(12.2%)	575	(27.6%)	879	(42.2%)	2,084

Total	6,000	(39.4%)	1,384	(9.1%)	2,007	(13.2%)	3,283	(21.5%)	2,566	(16.8%)	15,240

Year ended March 31, 2004 (Published)

Scheduled passenger	4,525	(47.8%)	1,023	(10.8%)	1,058	(11.2%)	1,850	(19.5%)	1,009	(10.7%)	9,465
Scheduled cargo	181	(14.3%)	153	(12.1%)	154	(12.2%)	342	(27.1%)	434	(34.3%)	1,264

Total	4,706	(43.9%)	1,176	(11.0%)	1,212	(11.3%)	2,192	(20.4%)	1,443	(13.4%)	10,729

Changes in revenues by network also showed variations. Asia’s share of revenues rose 1.9 points, Africa-Middle East gained 0.2 and America gained 0.4, while the share of the markets in the West Indies-Caribbean-Indian Ocean, Europe fell by 1.2 and 1.3 point respectively.

5. EXTERNAL EXPENSES

			In EUR millions
Year ended March 31,	2005	2004	2004	Variation
	Pro forma
Aircraft fuel	2,653	1,990	1,302	33.3%
Chartering costs	558	502	414	11.2%
Aircraft operating lease costs	630	608	458	3.6%
Landing fees and en route charges	1,460	1,373	913	6.3%
Catering	402	376	296	6.9%
Handling charges and other operating costs	1,067	1,078	756	-1.0%
Aircraft maintenance costs	621	616	381	0.8%
Commercial and distribution costs	1,399	1,439	1,051	-2.8%
Other external expenses	1,897	1,797	1,183	5.6%

Total	10,687	9,779	6,754	9.3%

Excluding Aircraft fuel	8,034	7,789	5,452	3.1%

External charges were up 9.3 % at March 31, 2005, increasing from 9.8 billion euros to 10.7 billion euros. This change, higher than the growth in the group’s available seats (+ 7.3 % in EASK), is due primarily to fuel costs which rose significantly because of the surge in oil prices. Excluding fuel, the growth in external charges was limited to 3.1%.

Aircraft charters rose 11.2 % to 558 million euros at March 31, 2005, up from 502 million euros in the previous year, due to greater use of code shares with some of our partners (such as Korean Air, Japan Airlines, and Vietnam Airlines) and as a result of the implementation of Air France’s new “Dedicate” product.

“Other external expenses” primarily correspond to leasing and insurance expenses.

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

			In EUR millions
Year ended March 31,	2005	2004	2004	Variation
	Pro forma
By cost category
Wages and salaries	4,402	4,258	2,955	3.4%
Pension contributions	429	411	248	4.4%
Other social contributions	1,091	1,016	876	7.4%

Total	5,922	5,685	4,079	4.2%

Personnel costs totaled 5.9 billion euros versus 5.7 billion euros at March 31, 2004, an increase of 4.2% in personnel on a constant consolidation basis, and down 0.6 % to 102,077 employees. This increase is primarily the result of a reduction in the allowances for social costs that had been granted, in France, for the change to the 35-hour working week.

6.2 - Average number of employees

Year ended March 31,	2005	2004	2004	Variation
	Pro forma
Total	102,077	102,722	71,654	-0.6%

Flight deck crew	7,786	7,799	5,041	-0.2%

Cabin crew	19,829	19,574	13,044	1.3%

Groundstaff	74,462	75,349	53,569	-1.2%

Management	12,996	12,676	9,159	2.5%
Supervisors	29,364	29,369	21,126	0.0%
Other staff	32,102	33,304	23,284	-3.6%

Pilots and cabin crew	25,995	25,640	17,140	1.4%
Instructors	956	1,037	620	-7.8%
Management	664	696	325	-4.6%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

6.3 - Compensation paid to members of the board of directors and executive committee

The total compensation of the 3 main executives of the Group was 2.5 million euros for the period ended as at March 31, 2005 (excluding compensation for attendance at Board Meetings). It was 1.8 million euros for previous pro forma period.

No compensation for attendance at Board Meetings was disbursed to the Board Members as at March 31, 2005.

7. DEPRECIATION AND AMORTIZATION

	In EUR millions
Year ended March 31,	2005	2004	2004	Variation
	Pro forma
Net charge to depreciation/amortization	1,586	1,587	1,184	-0.1%
- Intangible fixed assets	48	50	37	-4.0%
- Flight equipment	1,300	1,302	996	-0.2%
- Other property, plant and equipment	238	235	151	1.3%
Net charge to operating provisions	134	88	46	0.0%
- Fixed assets	3	3	3	N.S
- Inventories	—	—	—	N.S
- Trade receivable	6	16	12	N.S
- Liabilities and charges	125	69	31	N.S

Total	1,720	1,675	1,230	2.7%

8. OTHER INCOME AND CHARGES, NET

Other income and charges correspond mainly to results of joint operation of passenger and cargo lines for – 61 million euros for the exercice 2004/2005 (- 67 million euros for pro forma previous year) and to compensation on slot swaps for 7 million euros for the exercice 2004/2005 (50 million euros for the previous year).

9. RESTRUCTURING COSTS

In fiscal 2004/05, KLM decided to outsource a part of its Traffic registration, Interline registration and sales control activities to third parties in the course of 2005. KLM also decided to outsource their maintenance activities with respect to the regional Fokker fleet to third parties. Furthermore KLM decided to choose the Schiphol hub as home base for their operation in Great Britain. Therefore a part of the operation of KLM’s 100% subsidiary KLM Cityhopper needs to be relocated to the Netherlands. For these reasons, KLM accounted for a restructuring provision of 11 million euros.

As of March 31 2003, KLM recorded a restructuring provision of 75 million euros to cover redundancy costs associated with the execution of KLM’s cost cutting program. As of May 4, 2004 the provision related to this program amounted 56 million euros, of which 39 million euros was utilized in the period May 4, 2004 through March 31, 2005 to cover reduncy costs incurred under KLM’s social Plan. As of March 31, 2005 the remaining provision amounts to 17 million euros which is expected to be utilized within one year.

Restructuring charges also include Servair restructuring project based on 3 main objectives in order to improve its performance: at the work shop level, it is intended to optimize the organisation and to improve production management; at the “functional” level, gains are expected in terms of task rationalisation and externalisation of a few functions; and finally, some savings shall be made through a strengthened coordination of the staff and more aggressive negotiation method.

As of March 31, 2003, the restructuring costs (22 million euros) primarily correspond to the second early-retirement plan (Plan de Préretraite Progressive, PRP) implemented at Air France. This agreement concluded during the 2003/2004 fiscal year provides for the progressive retirement of 1,000 people and the hiring of 500 new employees. This plan, offered to full-time employees aged 55 and over, involves an adjustment to the working time of employees for the duration of the PRP while complying with an average working time of 50%. Over this period, employees receive 80% of their salary, with 50% paid by Air France and 30% by the Fonds National pour l’Emploi (FNE). Air France contributes to the financing of the FNE and pays higher contributions into the supplementary pension funds for the duration of the PRP. Charges for the fiscal year 2004/05 are up to 5 million euros. As of 31 March 2005, the provision as for this plan amounts 8 million euros.

As for fiscal year 2002/03, restructuring charges (13 million euros) related mainly to the closing of commercial flying employees site based in Noumea further to the discontinuation of Air France routes/flights between New Caledonia and Japan. The costs bared amounted 7 million euros as for fiscal year ended 31 March 2004. This costs were fully funded as of 31 March 2003. As of 31 March 2004, a provision of 1 million euros remained as regards the closing of Noumea site and there is no more related provision as of 31 March 2005.

10. NET FINANCIAL CHARGES

	In EUR millions
Year ended March 31,	2005	2004	2004	Variation
		Pro forma
Financial expenses	(308)	(281)	(139)	9.6%
- Loan interest	(136)	(140)	(98)	-2.9%
- Lease interest	(193)	(160)	(52)	20.6%
- Capitalized interest	26	28	20	-7.1%
- Other financial expenses	(5)	(9)	(9)	-44.4%
Financial income	106	53	38	100.0%
- Interest on securities	3	3	3	0.0%
- Net gains on securities	33	24	24	37.5%
- Other financial income	70	26	11	169.2%

Net charges	(202)	(228)	(101)	-11.4%

Foreign exchange losses, net	3	45	35	N.S
Net (charge) release to provisions	(20)	(4)	6	N.S

Total	(219)	(187)	(60)	17.1%

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2005 was 3.80% (4.10% for the year ended March 31, 2004).

Foreign exchange losses for the period include an unrealized net gains of 1 million euros (against a net gains of 31 million euros for the year ended March 31, 2004).

The item “Other financial income” includes a financial gain of 37.9 million euros arising from the financing contract for two of the Air France aircrafts. The realization of this gain and the determination of its amount were subject to the outcome of a financial agreement between Air France and the financial organization at a date close to the debt’s maturity. These final agreements were reached on July 21, 2004 and on March 31, 2005.

“Other financial income” includes dividends received from non consolidated companies in the amount of 8 million euros for the year ended March 31, 2005 (compared with 3 million euros for the year ended March 31, 2004).

11. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

The gains of disposals of subsidiaries and affiliates (67 million euros) are mainly due to the transfer of Amadeus France and its subsidiary Amadeus France Service to Amadeus GTD at December 30, 2004.

During the period ended March 31, 2004, disposals of subsidiaries and affiliates (5 million euros) essentially involved the sale of “Société immobilière 3F” shares held by Air France.

12. INCOME TAX

Air France – KLM, previously named Air France, elected to file a consolidated tax return for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France – KLM, Air France, Air France Finance, French regional airline companies. The scope includes the French subsidiaries of Servair Group as from January 1st , 2005.

12.1 - Analysis of the income tax charge

	In EUR millions
Year ended March 31,	2005	2004	2004
	Pro forma
Current tax charge	(8)	10	10
Deferred tax credit (charge)	(88)	(50)	(12)

Total tax credit (charge)	(96)	(40)	(2)

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

12.2 - Effective tax rate

The difference between the standard rate of tax in France and the effective rate incurred breaks down as follows:

	In EUR millions
Year ended March 31,	2005	2004
Net income (loss)	351	93
Minority interests	8	5
Amortization of goodwill	(58)	15
Share in net income of equity affiliates	(73)	(53)
Income tax	96	2

Taxable income - current rate	324	62

Current rate of tax	34.93%	35.43%

Theorical tax	(113)	(22)

Permanent differences	—	(24)
Income taxed at non-current tax rates	11	5
Impact of unrecognized tax asset reductions	7	15
Unrecognized tax assets	(6)	(4)
Differences in France / foreign tax rates	7	—
Settlement of tax dispute	2	33
Other	(4)	(5)

Consolidated tax charge	(96)	(2)

Effective tax rate	29.63%	3.23%

During the course of the financial year ended March 31, 2004, Air France came to an amicable agreement in its dispute with the German tax authorities.

The settlement of the tax dispute concerns the territoriality of taxation of the capital gains generated on the disposal of Amadeus KG, which were taxed in France, in accordance with the analysis that had previously been confirmed by the French tax authorities (Service de la Législation Fiscale). The German tax authorities claimed that these capital gains should have been taxed in Germany. The case was submitted to the combined Franco-German commission and a compromise was found in the second half of the year. The German tax authorities agreed to scale their request down to 50% of the amount initially claimed and cancel all interest for late payment charged to Air France. The impact on the consolidated financial statements represents 38 million euros in net income and can be analyzed as follows:

•	reversal of the provision for liabilities: 33 million euros corresponding to the initial tax and 8 million euros corresponding to interest for late payment

•	tax charge of 17 million euros corresponding to the tax due in Germany

•	14 million euros of deferred tax income corresponding to the recognition of deferred tax asset on the tax charge to be paid to the German State and for which the French State granted deductibility retroactively.

12.3 - Deferred tax recorded on balance sheet

	In EUR millions
Year ended March 31,	2005	2004
Tax losses	375	383
Long-term capital losses	2	15
Pension provisions and other employee benefits	228	214
Deferred charges	(66)	(64)
Maintenance overhaul provisions	(239)	(263)
Provisions for restitution for aircrafts under operating leases	87	97
Capital gains on intra-group disposals	30	32
Tax-driven provisions	(370)	(367)
Difference between the tax bases and consolidated values of fixed assets	41	35
Other	2	14

Net deferred tax assets (note 19)	90	96

Tax losses	(90)	—
Long-term capital losses	—	—
Pension provisions	310	—
Deferred charges	—	—
Maintenance overhaul provisions	37	—
Provision for restitution for aircrafts under operating leases	—	—
Capital gains on intra-group disposals	—	—
Tax-driven provisions	—	—
Difference between the tax bases and consolidated values of fixed assets	(136)	—
Other	(48)	—

Net deferred tax liabilities (note 24)	73	—

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

12.4 - Unrecorded tax assets

Unrecorded tax assets relating to timing differences and carry forwards may be carried forward as follows:

	Tax bases in EUR millions
As of March 31,	2005	2004
Net timing differences - assets	15	7

Carryforward tax losses for utilization	—	—

Y+1 - Y+3
Y+4 - Y+5
6 years and beyond

Losses for carryforward indefinitely	373	244

Total at standard rate	388	251

Reduced rate tax credits	106	114

These unrecognized deferred tax assets represent future tax gains, and as of March 31st, 2005, are mainly due to subsidiaries tax loss carry forwards prior to the Group’s tax integration, as well as tax loss carry forwards of KLM Group’s British subsidiaries.

In accordance with Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions will be applied to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

13. EARNINGS PER SHARE

	In number of shares
Year ended March 31,	2005	2004
Weighted average of :
- Ordinary shares issued	264,898,897	219,780,887
- treasury stock held regarding stock option plan	(4,440,889)	(1,249,464)
- treasury stock held to regulate stock market price	(1,752,865)	(1,621,935)

Number of shares used in the calculation of basic earnings per share	258,705,143	216,909,488

Number of shares used in the calculation of diluted earnings per share	258,705,143	216,909,488

Because the price of Equity Warrants for new and/or existing shares (BASA) amounts to 20 euros, they are not be taken into account for the calculation of diluted earnings per share.

Income used to calculate earnings per share breaks down as follows:

	In EUR millions
Year ended March 31,	2005	2004
Income used to calculate basic net earnings per share	351	93

Income used to calculate diluted net earnings per share	351	93

14. CONSOLIDATED GOODWILL AND INTANGIBLE FIXED ASSETS

In EUR millions

As of March 31,	2005			2004
	Gross value	Amortization & depreciation	Net book value	Gross value	Amortization & depreciation	Net book value
Consolidation goodwill	218	135	83	214	119	95
Purchased goodwill	364	264	100	363	246	117
Other intangible fixed assets	227	168	59	157	125	32

Total	809	567	242	734	490	244

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of 47 million euros for the year ended March 31, 2001.

The movement in the net book value of intangible fixed assets are as follows:

In EUR millions

As of March 31,	2005	2004
Opening balance	244	283
Additions	2 7	17
Charge to amortization of goodwill	(15)	(15)
Charge to amortization of other intangible fixed assets	(48)	(37)
Disposals	—	(3)
Impact of changes in scope of consolidation	3 4	—
Exchange fluctuations	—	—
Transfers	—	(1)

Closing balance	242	244

15. PROPERTY AND EQUIPMENT

	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equipment and fittings	Other	Total
Gross value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373

Additions	405	94	527	1,026	118	34	90	242
Disposals	(863)	(86)	(371)	(1,320)	(28)	(17)	(54)	(99)
Changes in scope of consolidation	—	—	—	—	—	2	—	2
Exchange fluctuations	—	—	—	—	—	—	—	—
Transfers	358	(177)	(167)	14	26	(18)	(10)	(2)

Gross value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495

Charge to depreciation	556	155	285	996	59	34	58	151
Releases on disposal	(538)	(62)	(370)	(970)	(18)	(16)	(53)	(87)
Changes in scope of consolidation	—	—	—	—	—	2	—	2
Exchange fluctuations	—	—	—	—	—	—	—	—
Transfers	105	(95)	17	27	(1)	(19)	20	—

Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561

Net book value as of March 31, 2004	4,225	1,371	1,355	6,951	525	158	272	955

Gross value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516

Additions	439	168	1,176	1,783	100	80	169	349
Disposals	(454)	(68)	(358)	(880)	(65)	(66)	(41)	(172)
Changes in scope of consolidation	1,930	3,474	824	6,228	971	574	170	1,715
Exchange fluctuations	—	—	—	—	—	(3)	(1)	(4)
Transfers	327	172	(500)	(1)	85	7	(95)	(3)

Gross value as of March 31, 2005	9,930	5,806	2,933	18,669	2,256	1,186	959	4,401

Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561

Charge to depreciation	546	399	372	1,317	103	69	66	238
Releases on disposal	(406)	(59)	(327)	(792)	(38)	(55)	(33)	(126)
Changes in scope of consolidation	904	1,452	284	2,640	418	424	53	895
Exchange fluctuations	—	—	—	—	—	—	—	—

The net book value of aircraft acquired subject to a reservation of ownership clause totaled 380 million euros as of March 31, 2005 (358 million euros as of March 31, 2004).

The net book value of other property and equipment financed under capital lease amounts to 152 million euros as of March 31, 2005 (172 million euros as of March 31, 2004). Over the course of the 2003/2004 financial year, Air France refinanced its head office.

16. INVESTMENTS

In EUR millions

As of March 31,	2005	2004
Investments in equity affiliates	564	336

Investments in non-consolidated companies	138	128
Loans and receivables relating to investments	143	142
Other financial assets	380	89

Other investments, gross	661	359

Provisions for impairment	(113)	(91)

Other investments, net	548	268

Of which less than one year	309	11

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term, together with equity interests in companies over which the Company does not exercise any significant influence.

Other financial assets mainly consist of guarantee deposits and loans (i.e. 1% construction contributions, the Company’s Central Employee Committee, personnel, etc.).

16.1 - Equity affiliates

The Company’s share in the net equity and net income of equity affiliates is as follows:

In EUR millions

	AMADEUS GTD	AFPL	ALPHA PLC	MARTINAIR	OTHERS	TOTAL
As of March 31, 2003	230	25	44	—	17	316

Translation adjustments	—	(3)	(6)	—	—	(9)
Distributions	(7)	(8)	(2)	—	(1)	(18)
Change in structure	—	—	—	—	(2)	(2)
Share in net income of equity affiliates	45	4	2	—	2	53
Transfers	—	(4)	—	—	—	(4)

As of March 31, 2004	268	14	38	—	16	336

Translation adjustments	—	—	(1)	—	1	—
Distributions	(8)	(5)	(2)	—	(1)	(16)
Change in structure	—	—	—	146	27	173
Share in net income of equity affiliates	50	4	0	9	10	73
Transfers	—	(4)	2	—	—	(2)

As of March 31, 2005	310	9	37	155	53	564

As of March 31, 2005, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (5%) and the public (53.3%).

The Company leases aircraft from Air France Partnairs Leasing (AFPL) through various operating leases.

Air France Partnairs Leasing is held 45% by the Company as of March 31, 2005 and 2004. The other stockholders are financial institutions.

Alpha PLC is held 27% by Servair, 31% by institutional investors and 42% by the public.

Martinair is hold by KLM (50%) and P&O Nedlloyd (50%).

16.2 - Simplified accounts of equity affiliates

The published accounts of the major equity affiliates are presented below.

As part of the consolidation of the Group’s financial statements, adjustments are made to the accounts of equity affiliates, mainly in respect of internal transactions with société Air France (transfers of assets).

•	Amadeus GTD (consolidated accounts)

The simplified consolidated accounts include Amadeus Global Travel Distribution SA., domiciled in Spain and its consolidated subsidiaries (the “Group”).

The Group is a leader in information technology, serving the marketing, sales and distribution needs of a global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airlines sales offices. Today travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies and newer groups of providers such a ferry, rail, cruise, insurance and tour operators.

The Group provides the above-mentioned services through a computerized reservation system (“CRS”). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to airline industry which includes inventory management and passenger departure control.

Income statement	In EUR millions
Year ended December 31,	2004	2003
Operating revenues	2,057	1,929
Operating income	343	321
Including net charges to depreciation, amortization and provisions	(206)	(212)

Net income	208	160

Balance sheet	In EUR millions
As of December 31,	2004	2003
Fixed assets	1,037	998
Current assets	638	539

Total assets	1,675	1,537

Stockholders’ equity	942	759
Financial debt	210	280
Other liabilities	523	498

Total liabilities and stockholders’ equity	1,675	1,537

•	AFPL (statutory)

The activity of AFPL consist to rent aircraft. At December 31, 2004 AFPL owns 2 Boeing B747.

Income statement	In EUR millions
Year ended December 31,	2004	2003
Operating revenues	13	16
Operating income	0	1
Including net charges to depreciation, amortization and provisions	(11)	(15)

Net income	0	0

Balance sheet	In EUR millions
As of December 31,	2004	2003
Fixed assets	24	42
Current assets	15	13

Total assets	39	55

Stockholders’ equity	21	31
Financial debt	17	19
Other liabilities	1	5

Total liabilities and stockholders’ equity	39	55

•	Alpha Airports PLC (consolidated accounts)

The simplified consolidated accounts include Alpha Airports PLC, domiciled in England, and its consolidated subsidiaries (the “Group”).

The Group provides retailing and catering services for airlines and airports. The Group operates from over 150 retailing and catering outlets in 74 airports in 13 countries across 5 continents.

The Group flight services serves airline companies by offering a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group also provides In-flight retail management services.

Alpha Retail serves airport customers by offering purpose-designed retailing and catering services. The Group operate stores at 26 airports in United Kingdom and Ireland, 2 airports in Turkey, 2 airports in North America and 3 airports in the Indian Sub-Continent.

Income statement	In EUR millions
Year ended January 31,	2005	2004
Operating revenues	746	662
Operating income	23	33
Including net charges to depreciation, amortization and provisions	(15)	(15)

Net income	6	14

Balance sheet	In EUR millions
As of January 31,	2005	2004
Fixed assets	114	107
Current assets	122	89

Total assets	236	196

Stockholders’ equity	83	83
Financial debt	45	11
Other liabilities	108	102

Total liabilities and stockholders’ equity	236	196

•	Martinair (consolidated accounts)

Simplified consolidated financial statements presented hereunder include the Martinair entity, located in the Netherlands, and its subsidiaries. Martinair’s core business is the air transport of passengers and freight from Amsterdam.

Income statement	In EUR millions
Year ended December 31,	2004	2003
Operating revenues	959	894
Operating income	23	21
Including net charges to depreciation, amortization and provisions	(101)	(80)

Net income	13	9

Balance sheet	In EUR millions
As of December 31,	2004	2003
Fixed assets	499	621
Current assets	183	161

Total assets	682	782

Stockholders’ equity	318	303
Financial debt	104	150
Other liabilities	260	329

Total liabilities and stockholders’ equity	682	782

16.3 - Group transactions with equity affiliates

The major transactions by the Company with equity affiliates were as follows:

In EUR millions
Fiscal year ended March 31,	2005			2004
In the accounts of Air France Group	Amadeus GTD	Martinair	AFPL	Amadeus G T D	AFPL
Income statement
Operating revenues	100	60	—	115	—
External expenses	226	70	13	189	16

Balance sheet
Other accounts receivable	10	—	—	25	—
Other payables	33	3	—	34	1

•	Fees paid and received in respect of reservation systems (AMADEUS):

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect of on-line assistance and travel agency training. These services are rendered by the Company’s subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issues made with its own agencies. These fees and commissions totaled 100 million euros for the year ended March 31, 2005 (115 million euros for the year ended March 31, 2004).

Furthermore, the Company pays Amadeus GTD SA booking fees in connection with use of the Amadeus reservation system. These fees totaled EUR 226 million for the year ended March 31, 2005 (compared to 189 million euros in the year 2003/2004).

•	Operating leases -AFPL:

The Company leases aircraft from its subsidiary Air France Partnairs Leasing through various operating leases. These fees totaled 13 million euros for the year ended March 31, 2005 (compared to 16 million euros the previous year).

•	Operations between the group and Martinair:

The group and Martinair have mutual aeronautical maintenance operations. The group also delivers Martinair with jet fuel.

16.4 - Investments in non-consolidated companies

The breakdown of net book value of investments in non consolidated companies (73 million euros) is as follows :

In EUR millions
As of March 31, 2005	Net book value	% holding	Equity	Net income (loss)	Year end
Opodo	16	8.3%	(15)	(64)	Dec-03
Alitalia	16	2.0%	1,264	(520)	Dec-03
Austrian Airlines	9	1.5%	631	40	Dec-04
Voyages Fram	9	8.7%	142	(15)	Dec-03
Autres	23	—	—	—	—

These movements are mainly due to KLM’s scope entry for 15 million euros and the depreciation of Alitalia’s and Opodo’s shares.

In EUR millions
As of March 31, 2004	Net book value	% holding	Equity	Net income (loss)	Year end
Opodo	26	22.9%	31	(88)	Dec-02
Alitalia	23	2.0%	1,768	93	Dec-02
Austrian Airlines	9	1.5%	604	46	Dec-03
Voyages Fram	9	8.7%	159	4	Dec-02
Autres	14	—	—	—	—

17. INVENTORY

In EUR millions
As of March 31,	2005	2004
Aeronautical spare parts	305	136
Other supplies	127	60
Production work in progress	60	3

Gross value	492	199

Valuation allowance	(103)	(48)

Net book value	389	151

18. TRADE AND OTHER RECEIVABLES

	In EUR millions
As of March 31,	2005	2004
Passenger operations	977	693
Cargo operations	330	200
Maintenance operations	382	401
Airlines	439	308
Other trade receivables	246	143

Valuation allowance	(102)	(94)

Trade receivables (1)	2,272	1,651

Suppliers with debit balances	153	120
State	87	56
Group and associates	14	5
Other	419	169
Prepayments and accrued income (3)	1,333	149

Valuation allowance	(5)	(5)

Other accounts receivables (2)	2,001	494

(1) Due > 1 year	—	—
(2) Due > 1 year	1	—
(3) including KLM pension surplus : 1 038 million euros

19. INCOME TAX RECEIVABLE

	In EUR millions
As of March 31,	2005	2004
Current tax	7	5
Deferred tax (note 12.3)	90	96

Total	97	101

Portion > 1 year	90	96

20. MARKETABLE SECURITIES

The market value of financial instruments is disclosed in note 27.5 below.

	In EUR millions
	Net book value
As of March 31,	2005	2004
Original maturity more than three months and/or subject to exchange rate risk

Treasury shares (note 21.2)	27	19
Negotiable debt securities	29	2
Options	10	—
Mutual funds (Sicav)	2	—
Bank deposits	85	93

Sub-total	153	114

Original maturity less than three months with no exchange rate risk

Negociable debt securities	31	30
Mutual funds (Sicav)	1,416	1,332
Bank deposits	654	2

Sub-total cash equivalents	2,101	1,364

Total	2,254	1,478

21. STOCKHOLDERS’ EQUITY

With earnings of 351 million euros, distributed dividends of 17 million euros and accounting for the acquisition cost for the period through treasury shares 19 million euros, the group share of shareholders’ equity amounts to 5,161 million euros.

21.1 - Common stock

The public exchange offer for KLM shares to Air France-KLM shares took place in May 2004. A total of 49,602,631 new shares representing a capital increase of 422 million euros, with paid-in capital of 346 million euros against which was charged the costs incurred in the public exchange offer of 11 million euros. At March 31, 2005, the share capital of Air France-KLM was divided into 269,383,518 shares. Each share is entitled to one vote.

21.2 - Breakdown of stock and voting rights

	% stock		% of voting rights
As of March 31,	2005	2004	2005	2004
French State	23.2	54.0	23.8	54.6
Employees and former employees (1)	11.4	12.8	11.7	12.9
Treasury shares	2.4	1.1	—	—
Other	63.0	32.1	64.5	32.5

Total	100	100	100	100

(1)	Personnel and former employees identified in funds or by a Sicovam code.

Each share is entitled to one vote.

As of March 31, 2005 and 2004, the percentage of shares and voting rights owned by members of the Company’s executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

21.3 - Treasury stock

At march 31, 2005, the Air France-KLM Group held 5,183,732 shares of its own stock under stock option plans. Those shares are recorded in the item “Other marketable securities”. In addition, the Air France-KLM group holds 1,299,538 of its own shares (0.5 % of the capital) without specific allocation as of this date. These shares are deducted from reserves.

21.4 - Other securities giving access to common stock

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares [Bons d’Acquisition et/ou de Souscription d’Actions (BASA)] were issued. 3 BASA will give the right to purchase and/or subscribe to 2 new or existing shares of Air France-KLM. stock, with a par value of 8.50 euros, at an exercise price of 20 euros per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the company’s discretion, in exchange for the BASA. The maximum potential increase in the equity capital of Air France-KLM is 601 million euros. Because the exercice price of the BASA is over to the Air France – KLM stock price, they are not taken into account for the calculation of the diluted earning per share.

21.5 - Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by Air France - KLM.

21.6 - Retained earnings

	In EUR millions
As of March 31,	2005	2004
Distributable reserves	1,129	366
Accumulated deficit	—	—
Other reserves	1,029	1,501
Treasury stock	(19)	(18)
Net income (loss)	351	93

Total	2,490	1,942

Distributable reserves mainly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries. Distributable reserves as of March 31, 2005 correspond to these of Air France – KLM (March 31, 2004 : Air France), company that holds the shares of Air France and KLM.

French company law requires that Air France – KLM allocate 5% of its unconsolidated statutory net result (as determined on a parent company basis) for each year to its legal reserves before dividends may be paid with respect to that year. Net profits must be so allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital of Air France - KLM. This restriction on the payment of dividends also applies to each of French subsidiaries on an individual statutory basis. At March 31, 2005, Air France - KLM’s legal reserve is 45.7 million euros, or 2% of the aggregate nominal value of issued and outstanding capital.

The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

22. PROVISIONS FOR LIABILITIES AND CHARGES

	In EUR millions
As of March 31,	2005	2004
Provisions for pensions and for termination payments on retirement	807	636
Provisions for restitution for aircraft under operating leases	354	275
Restructuring provisions	87	13
Provisions for third party litigations	26	23
Other provisions for liabilities and charges	149	92
Negative goodwill (1)	842	—

Total	2,265	1,039

Of which short-term	173	261

(1)	Details of this item are given in paragraph 2.2 – Comparability.

The movement in the book value of the provisions for liabilities and charges are as follows :

	In EUR millions
Year ended March 31,	2005	2004
Opening balance	1,039	1,095

Charges
- Operating	302	248
- Gain on disposal of flight equipment	6	—
- Financial	1	—
- Restructuring	17	10

Releases for consumption
- Operating	(116)	(228)
- Other operating income and charges	(49)	0
- Financial	—	(8)
- Restructuring	(45)	(8)
- Tax	—	(17)

Releases of provisions no longer required
- Operating	(61)	(10)
- Financial	—	(20)
- Tax	—	(16)

Badwill amortization	(73)	0

Impact of changes in accounting policies	—	(7)
Difference of change	7	—
Transfers	—	—
Change in group structure (1)	1,237	—

Closing balance	2,265	1,039

(1)	including badwill : 915 euros millions

During the course of the financial year ended March 31, 2004, Air France came to an amicable agreement in its dispute with the German tax authorities. The details of this agreement and its impact on the financial statements are presented in note 12.2.

22.1 - Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:

•	Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).

•	Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.

CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF is jointly funded by the Company and CRAF, under the following terms:

•	From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.

•	Air France undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

	In EUR millions
As of March 31,	2005	2004
Defined benefit obligation	962	911
Fair value of plan assets	620	613

Projected benefit obligation in excess of plan assets	(342)	(298)

Unrecognized net actuarial gains (losses)	(21)	21

Provisions for pensions	321	319

Of which short-term	7	18

The charge with respect to obligations of the CRAF is 13 million euros for the year ended March 31, 2005 (compared to 14 million euros for the year ended March 31, 2004).

	In EUR millions
As of March 31,	2005	2004
Interest cost on projected benefit obligations	(44)	(44)
Amortization of actuarial gains (losses)	—	—
Expected return on plan assets	31	30

Net charge	(13)	(14)

The effective return on the CRAF plan assets 9.7% for the year ended March 31, 2004 (13.2% for the prior year). Amounts paid by the Company to the CRAF totaled 11 million euros for the year ended March 31, 2005 and 8 million euros for the prior year.

The assumptions used in the valuation of pension commitments are as follows:

As of March 31,	2005	2004
Gross discount rate	4.50%	5.00%
Rate of increase of CRAF points	1.40%	1.20%

Furthermore the group offered an additional pension plan to 39 top executives of Air France during fiscal year ended as at March 31st, 2005, representing a 14 million euros expense.

22.2 - Foreign pension schemes and termination benefit schemes in France and abroad

A – KLM group

1- Summary of the situation

The commitments of the KLM group totaled 8.5 billion euros at March 31, 2005, which are covered by funds constituted in accordance with Dutch regulations and the company’s collective agreement.

With regard to the level of coverage of the commitments, particularly for the pilots program, significant “safeguard” constraints force the company to be always in a position of “over-coverage”.

The value of the assets constituted to cover the commitments was 9.7 billion euros at March 31, 2005.

This surplus of funds over pension commitments, which was 1.2 billion euros at March 31, 2005, amounted to 1.4 billion euros on the date KLM was acquired by the Group, i.e. May 1, 2004.

2- Accounting doctrine

The Group’s pension commitments are valued and accounted for in compliance with international accounting standard IAS 19.

This is the standard that will be mandatory for all European publicly traded groups on changeover to IFRS. With respect to recording the value of the surplus funds on the balance sheet, IAS 19, which is not very specific on this issue, is subject to interpretation.

IFRIC, the technical body of the IASB (International Accounting Standard Board) responsible for interpretation of the standards, has been asked about this situation, particularly for certain Dutch companies.

To date, IFRIC has not yet issued its conclusions; the Group is therefore still waiting for a definitive position.

3- Accounting position of the Group for closing

After studying the standard, the Group believes that a surplus may be recognized and it booked this in its accounts.

The amount recorded on the balance sheet was also limited pursuant to the provisions of the standard, which provides for a cap rule when certain criteria are met.

The amount of unrecognized assets on the acquisition date is 0.4 billion euros.

However, pending clarification and as a measure of prudence, the Group has decided to defer all the effects induced by this recognition on the balance sheet (write-back of the badwill attributable to it, change in the cap related to the change in the value of the funds for the year).

The accounting consequences, depending on whether IFRIC confirms or rejects the recognition of the value of the surplus funds on the balance sheet, are described below:

3.1 Recognition of the surplus value of the funds on the balance sheet

The fraction of badwill related to this surplus value was 622 million euros at March 31, 2005.

Confirmation of the recognition of the surplus on the balance sheet would have resulted in an additional write-back of goodwill, increasing net income by 93 million euros.

The actuarial assumptions used for closing have changed since the KLM acquisition date (primarily the discount rate).

These changes affect two principal elements—the amount of the cap and the value of the commitments. For the value of the commitments, the variation known as “actuarial variances” is amortized over the expected residual average working life of the personnel affected by these regimes.

The accounting treatment that results from these provisions would have resulted in an increase of about 100 million euros in operating income and an increase in net income of 68 million euros after the tax impact.

3.2 Non-recognition of the surplus value of the funds on the balance sheet

The fraction of badwill related to this surplus value disappears as a contra to the cancellation of the value of the assets recorded.

The impact on the result would lead to cancellation of the write-back of the badwill taken over the first quarter (the freeze on the operation occurred as of closing the half-year accounts), which is a reduction of 25 million euros in net income.

In addition, the annual pension charge accounted for in the income statement, which reflects the normative charge pursuant to IAS 19, would be increased in order to match the amount paid during the year by KLM to the fund management institutions.

The resulting additional operating charge would be about 72 million euros, generating a reduction in net income of approximately 49 million euros.

4- Accounting position for the future

The Group believes that IFRIC’s opinion will not be known before sometime in the fourth quarter of 2005, which for the Group means at the close of the third quarter of fiscal 2005/2006.

When the opinion is issued, the accounting treatment will be applied retrospectively.

The Group will re-estimate the acquisition balance sheet, which will result, if applicable, in the determination of new badwill and an adjustment in the result for the 2004/2005 period; the accounts for the 2005/2006 period are not in any event due to bear these adjustments.

The following table shows the amount recorded in the balance sheet:

En millions d’euros
As of March 31,	2005
Fair value of plan assets	9,757
Defined benefit obligation	8,496

Plan assets in excess than projected benefit obligations	1,261

Unrecognized net actuarial gains (losses)	(229)
Unrecognized prior services cost	0
Unrecognized surplus	452

Net obligation in the balance sheet	1,038

Furthermore, KLM Group has two provisions for a total of 113 million euros as at March 31, 2005:

•	99 million euros for health insurance payable in respect of retired employees. 68% of this provision relates to domestic staff and the remainder to former employees in United States and Canada. The provision is calculated in accordance with IAS 19 employee Benefits based on a discount ranging from 4.5% to 6.25% and an annual increase rate of benefits ranging from 2% to 5%.

•	14 million euros for the existing early retirement entitlements.

Retirement charges include the following components:

En millions d’euros
As of March 31,	2005
Current service cost	(246)
Interest cost	(362)
Amortization of actuarial gains (losses)	(57)
Amortization of prior services cost	—
Expected return on plan assets	473

Net retirement charge	(192)

The assumptions used in the valuation of retirement benefit are as follows:

	2005
As of March 31,	Netherland	Abroad
Gross discount rate	4.5%	1.7 à 5.3%
Gross rate of increase in salaries	3.4 à 7.3%	2 à 4.5%

B – Air France group

In addition to defined benefit pension schemes for employees in France, the group grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of the Company are located :

•	in the USA, linked to two defined benefit pension plans which are overfunded;

•	in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;

•	in Japan, where employees benefit from a supplemental pension plan and lump -sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump -sum payments to their employees.

Employees in France benefit from 3 specific schemes:

•	a retirement lump -sum scheme for all employees;

•	an additional retirement indemnity scheme;

•	an additional pension plan to the benefit of top executives.

The French law 2003-775 of August 21st, 2003 amending the pensions system fixed the age of retirement at the age of 65. This modification consequently implies that lump -sum schemes disbursed for retirement prior to that age would be subject to social security taxes, unless a sector agreement including counterparts in terms of employment grants this involuntary retirement.

Further the privatization of Air France on May 5, 2004, the current statutory regulations need to be adapted and aligned with those applicable under common law. Air France has a period of two years in which to implement this alignment, during which the statutory regulations are still applied.

All members of staff are entitled to a statutory retirement indemnity calculated on the basis of seniority, which may be allocated at or after the age of 55 for cabin crew members and 60 for other employees. This indemnity is not subject to social security taxes.

Cabin crew members are also entitled to a special retirement indemnity subject to social security taxes, and available under certain conditions at or after the age of 50.

Starting May 6, 2006, redundancy and involuntary retirement conditions of the “National Aeronautical Transport Sector Agreement” shall apply to the ground staff of Air France.

Based on an agreement signed on April 13, 2005, new conditions of redundancy and involuntary retirement prior to the age of 65 have been defined in the sector agreement. According to these, the retirement indemnity is not subject to social security taxes (for both the employee and the employer) when the retirement is involuntary.

Furthermore, the new law stipulates that pilots must retire at 60 and cabin crew at 55.

The new law, in Article L.421.9 of the civil aviation code, does not change the retirement age but may if the reclassification of ground staff fails, change the type of redundancy previously classified as a case of force majeure.

This type of redundancy is usually exempt from the Delalande tax.

Were this not the case, the impact of this additional commitment would be booked as an actuarial variance of approximately 25 million euros and would be spread over the average residual period of the employee’s term of employment, representing 2 million euros a year.

For all schemes identified as material, an actuarial valuation as of March 31, 2005 was performed, using the projected unit credit method and :

•	turn-over rates for active employees, mortality rates, salary increase scales;

•	retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;

•	discount rates : 4.5% for French entities and ranging from 1.75% to 18% for foreign entities

•	long term expected rates of return on pension plan assets ranging from 4% to 12%.

The following table shows the amounts recorded in the balance sheet:

	In EUR millions
As of March 31,	2005	2004
Defined benefit obligation	876	772
Fair value of plan assets	(404)	(410)

Projected benefit obligations in excess (less) than plan assets	472	362

Unrecognized net actuarial gains (losses)	(93)	(40)
Unrecognized prior services cost	(25)	(24)
Assets	19	19

Provision in the balance sheet	373	317

Retirement charges include the following components:

	In EUR millions
As of March 31,	2005	2004
Current service cost	(39)	(37)
Interest cost	(41)	(37)
Amortization of actuarial gains (losses)	(2)	(1)
Amortization of prior services cost	(15)	(2)
Expected return on plan assets	28	27

Net retirement charge	(69)	(50)

This net expense of 69 million euros includes the additional pension plan settled during the year to the benefit of 39 top executives of Air France for 14 million euros.

Air France – KLM Group

The assumptions used in the valuation of retirement benefit obligations are as follows:

	2005		2004
As of March 31,	France	Abroad	France	Abroad
Gross discount rate	4.50%	1.75 to 18%	5.00%	2 to 9%
Gross rate of increase in salaries	1.5 to 5.1%	3 to 18.5%	1.5 to 4.5%	2 to 12%

The Company does not disclose details of balance sheet reconciliations or effective rates of return at the individual program level.

22.3 - Restructuring provisions

	In EUR millions
As of March 31,	2005	2004
Opening balance	13	11
Change in scope of consolidation	98	—
Charge	17	10
Release	(45)	(8)
Exchange difference	4	—

Closing balance	87	13

23. FINANCIAL DEBT

	In EUR millions
As of March 31,	2005	2004
Perpetual subordinated loan stock	571	116
Bonds	—	18
Capital-lease obligations	4,482	1,453
Other long-term loans	2,873	2,461
Accrued interest not yet due	79	43
Bond redemption premiums	—	—

Long-term debt (1)	8,005	4,091

Borrowings with short-term original maturities
Commercial paper	—	—
Short-term bank finance facilities and similar facilities	263	289

Short-term debts	263	289

Total financial debt	8,268	4,380

(1) Less than one year	1,056	429

23.1 - Other long-term loans

In July 2003, Air France finalized the securitization of aeronautic assets for an amount of 435 million euros. This financing arrangement was secured by sixteen aircraft.

Three ten-year debt tranches were issued.

A senior floating rate A1 tranche of 98.4 million euros with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of 194 million euros with a maturity of ten years (both tranches are secured by MBIA Assurance S.A and were given an Aaa/AAA rating by the Moody’s and Fitch rating agencies respectively), a mezzanine floating rate B tranche of 142.6 million euros with an average maturity of 5.6 years. The latter was given an Baa1/A rating by Moody’s and Fitch respectively.

During the fiscal year ended 31 March 2004, 13 aircrafts were delivered for an amount of 337 million euros, 3 last aircrafts have been delivered during this fiscal year for 98 million euros.

23.2 - Perpetual subordinated loan securities (TDI)

Part of the long-term debt of KLM are two subordinated loans (Japanese Yen and Swiss Franc) amounting to 495 million euros. Both perpetual loans have a fixed interest coupon after swaps. In certain circumstances, KLM has the right to redeem the subordinated perpetual loans, with or without payment of a premium. These loans are subordinated to all other existing and future KLM debts. The subordinations are equal in rank. The loan in Swiss Franc was incepted in 2 tranches (1985 and 1986); the weighted average cost of this perpetual loan was 4.45% for the period ended March 31, 2005. The loan in Japanese Yen was incepted in 1999.

Air France issued two of TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, in the amounts of 381 million euros and 395 million euros respectively.

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38% for the first tranche of 114 million euros and a fixed rate of 10% for the second tranche of 267 million euros). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by Air France at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders’ equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from Air France of 94 million euros. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. 281 million euros for the 1989 issuance and 301 million euros for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.

Interest paid by Air France on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

In France, the tax regime for perpetual subordinated loan stock was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

23.3 - Bonds

	In EUR millions
As of March 31,	2005	2004
Bonds denominated in EUR
Other bonds	—	18

Total bonds denominated in EUR	0	18

Accrued interest payable	—	—
Bond redemption premiums	—	—

Total bonds	0	18

23.4 - Analysis by maturity date

	In EUR millions
As of March 31,	2005	2004
Matures in
Y + 1	1,056	429
Y + 2	1,087	523
Y + 3	983	600
Y + 4	849	312
Y + 5	573	435
> 5 years	3,457	1,792

Total	8,005	4,091

23.5 - Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows:

	In EUR millions
As of March 31,	2005	2004
Euro	6,997	3,720
US Dollar	619	366
Swiss Franc	280	—
Yen	29	—
Pound Sterling	76	—
Other currencies	4	5

Total	8,005	4,091

23.6 - Credit lines

On August 8, 2001, Air France signed the opening of a revolving, syndicated multi-currency credit line in the amount of 1 billion euros for a period of five years, unused as of March 31, 2005. This credit line was renewed in April 2005 in the amount of 1.2 billion euros for a new period of five years with two one-year period. In addition, the Company benefits from a medium-term credit line in the amount of 52 million euros (28 million euros drawn as of March 31, 2005), with repayment deadlines between April 2004 and October 2006.

24. INCOME TAX LIABILITY

	In EUR millions
As of March 31,	2005	2004
Current tax	8	21
Deferred tax	73	—

Total	81	21

Of which > 1 year	73	—

25. ADVANCE TICKET SALES

	In EUR millions
As of March 31,	2005	2004
Tickets	1,328	781
Frequent Flyer Program	118	80
Other	210	147

Total	1,656	1,008

26. OTHER PAYABLES

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social contributions, and internal gains on disposals with equity affiliates (Amadeus G.T.D and Air France Partnairs Leasing) stated in “Other”.

During 1997 and 1998, the Group sold its investment in Amadeus Data Processing (a subsidiary had been consolidated) and 33% of its investment in Amadeus France (which remains a consolidated subsidiary of the Company) to Amadeus G.T.D., an equity affiliate. The gains on disposal of these investments have been eliminated to the extent of Air France’s continuing investment in Amadeus G.T.D. These amount will continue to be deferred until such time as the Air France investment in Amadeus G.T.D. is reduced by sale or other means.

	In EUR millions
As of March 31,	2005	2004
Employee-related liabilities	742	491
Tax liabilities	234	193
Other	1130	516

Total	2,106	1,200

Of which > 1 year	—	—

27. FINANCIAL INSTRUMENTS

27.1 - Exposure to interest rate risk

In order to manage interest rate risk on short-and long-term borrowings, the Group uses instruments with the following nominal values as of the balance sheet date:

	In EUR millions
As of March 31,	2005	2004
Fixed to variable-rate swaps	762	172
Variable to fixed-rate swaps	1894	1105

These instruments have different objectives:

•	Hedging price risk relating to fixed-rate financial debt :

By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls.

Given the current position of market rates in comparison with fixed contractual rates on certain of its financial debt, the Group entered into a number of fixed to variable-rate swaps.

•	Hedging of cash-flow risk relating to variable-rate financial debt :

The Group has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

Based on the above hedging arrangements, the Group’s interest rate exposure can be presented as follows:

- Financial assets and liabilities at fixed rates:

	In EUR millions
	Bases		Average rate of interest
As of March 31,	2005	2004	2005	2004
Fixed-rate financial assets	36	13	4.54%	9.30%

Perpetual subordinated loan securities	571	97	5.32%	10.04%
Bonds	—	—	—	6.54%
Other long-term financial debt	3,822	1,800	6.05%	5.18%
Short-term bank finance facilities and similar facilities	—	—	—	—

Fixed-rate financial liabilities	4,393	1,897	5.96%	5.46%

-Variable-rate assets and liabilities:

	In EUR millions
	Bases		Average rate of interest
As of March 31,	2005	2004	2005	2004
Variable-rate financial assets	805	163	2.26%	2.25%

Perpetual subordinated loan securities	—	19	2.70%	2.70%
Bonds	—	18	1.62%	1.16%
Other long-term financial debt	3,533	2,114	2.85%	3.12%
Short-term bank finance facilities and similar facilities	263	289	2.06%	2.04%

Variable-rate finacial liabilities	3,796	2,440	2.78%	2.93%

27.2 - Exchange rate risk

Current operations:

Although the Group’s reporting currency is the euro, part of its cash flow is denominated in other currencies, such as the US dollar, the yen, the pound sterling and the Swiss franc.

Commercial activities also generate and incur income and expenses in foreign currency. The Group’s policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (US dollar, yen, non-euro European currencies, etc.). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment :

Capital expenditure for flight equipment is denominated in US dollars. The Group hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

Financial debt :

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used :

Nominal amounts in EUR millions

As of March 31,	2005	2004
Operating hedges :
Forward sales
- Yen	76	124
- Sterling pound	183	57
Maturity - min	April 2005	April 2004
- max	March 2006	April 2006
Forward purchases
- US Dollar	290	182
Maturity - min	April 2005	April 2004
- max	March 2006	March 2005
Exchange rate options
- US Dollar	647	227
- Sterling pound	66	45
- Yen	58	—
- CHF	22	—
Maturity - min	April 2005	April 2004
- max	May 2006	March 2005
Flight equipment acquisition hedging :
- forward purchases	1,937	1,091
- put options	216	—
Maturity - min	April 2005	April 2004
- max	February 2010	May 2008
Hedging of long-term debt and capital leases :
- currency swaps	815	—
Maturity - min	April 2005	—
- max	August 2019	—

27.3 - Commodity risk - fuel prices

In the normal course of its business, the Group conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.

The Group’s commitments on the crude and refined oil markets are shown below (nominal amounts):

In EUR millions

As of March 31,	2005	2004
Petroleum swaps	1,712	25
Petroleum options	2,574	842
Maturity - min	April 2005	April 2004
- max	March 2009	June 2007

27.4 - Counterparty risk management

Transactions which potentially generate counterparty risk for the Group are as follows:

temporary financial investments,

derivatives,

trade receivables.

•	Financial investments are diversified investments in blue-chip securities negotiated with leading banks.

•	Group transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Group is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.

•	Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2005, the Group had not identified any specific counterparty risks relating to trade receivables.

27.5 - Market value of financial instruments

Market values of financial instruments are estimated for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They are subject to the following inherent limitations:

•	market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•	estimated amounts as of March 31, 2005 and 2004 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

The methods used are as follows:

•	Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables.

The Group believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.

•	Marketable securities, investments and other securities.

The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.

•	Financial debt.

The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of financial debt and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and financial debt are recorded at net book value. The market value of fixed-rate loans and financial debt is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•	Off-balance sheet instruments.

The market value of off-balance sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2005 and 2004 calculated using the year-end market rate.

Market values calculated in this way are shown in the table below:

	In EUR millions
As of March 31,	2005		2004
	Net book value	Estimated market value	Net book value	Estimated market value
Balance sheet
Investment securities	73	70	81	76
Loans
- fixed-rate	3	3	4	4
- variable-rate	3	3	36	36
Marketable securities	2,254	2,254	1,478	1,478
Bonds
- fixed-rate	—	—	—	—
- variable-rate	—	—	18	18
Perpetual subordinated loan securities	571	550	116	155
Other loans and long-term debt and capital leases
- fixed-rate	3,822	4,048	1,800	1,822
- variable-rate	3,533	3,533	2,114	2,114
Other short-term loans and long-term debt and capital leases	263	263	289	289

Off-balance sheet (1)
Treasury management instruments
- exchange rate options	—	(79)	—	5
- forward currency contracts	—	(108)	—	21
- currency swaps	—	(36)	—	—
commodity instruments
- petroleum swaps	—	1,057	—	154

(1)	For off-balance sheet financial instruments, the figures quoted as market values represent unrealized gains and losses as of March 31, 2005 and 2004.

28. LEASES

28.1 - Capital leases

	In EUR millions
As of March 31,	2005	2004
Aircraft
Minimum lease payments by maturity
Y + 1	609	161
Y + 2	881	134
Y + 3	882	281
Y + 4	525	172
Y + 5	411	100
> 5 years	1,729	591

Total	5,037	1,439

Of which interest	727	185

Aircraft capital leases debt	4,310	1,254

Buildings
Minimum lease payments by maturity
Y + 1	21	20
Y + 2	21	21
Y + 3	19	22
Y + 4	18	21
Y + 5	18	19
> 5 years	102	127

Total	199	230

Of which interest	29	34

Building capital leases debt	170	196

Equipment capital leases debt	2	3

Total capital leases debt	4,482	1,453

*	amounts non discounted

In fiscal year 2004/2005, the Group sold a building at Ivry that was financed with a capital lease debt.

28.2 - Operating leases

	In EUR millions
As of March 31,	2005	2004
Aircraft
Minimum lease payments by maturity
Y + 1	648	502
Y + 2	548	467
Y + 3	449	388
Y + 4	354	319
Y + 5	263	241
> 5 years	589	370

Total	2,851	2,287

*	amounts non discounted

For practical reasons, it is not Group policy to disclose the schedule of minimum payments for other operating leases.

29. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows:

	In EUR millions
As of March 31,	2005	2004
Y + 1	1,157	779
Y + 2	608	839
Y + 3	422	332
Y + 4	537	375
Y + 5	121	590
> 5 years	117	261

Total	2,962	3,176

These commitments relate to the amounts in US dollar which are converted into Euros at the year-end exchange rate.

Air France had 31 aircrafts on order at March 31, 2005, including 20 Airbus and 11 Boeing, nine planes less than at the end of March 2004. This change reflects the continued rolling out of delivery schedules for new aircraft and the new orders booked.

KLM and its subsidiaries had 9 aircrafts on order at March 31, 2005, including 6 Airbus and 3 Boeing.

A breakdown by fleet type is given in the following paragraphs:

Long-haul fleet

Air France group

Nine Boeing 777-300ER, a 310 seater three-class aircraft, were added to Air France’s fleet between May 2004 and the end of March 2005. Four of the nine Boeing 777-300ER were part of the order made for 10 planes in November 2000 (two owned outright by the Company and two held under financial leases); the other five are held under operating leases. This fleet, which will be increased to 10 aircraft in summer 2005 following an additional delivery in April 2005, is intended to be run on long-haul lines with high levels of business travelers.

Air France has also confirmed its interest in this model by converting four options into firm orders with a view to the development of a dedicated ‘leisure’ fleet for flights on the Caribbean-Indian Ocean network as of fiscal 2006-2007.

The order book for 777-300ER at the end of March 2005 was therefore still 10 units, i.e. the 10 aircraft from the initial order less the four deliveries over the year plus the four options exercised.

The other orders for long-haul aircraft have not seen any major changes over the year. The commitments for firm flight equipment orders include two A330-200, which will be delivered in April 2005. However, they do not include the last A330-200, which is still in storage further to the operation carried out in fall 2002 to defer the delivery. This plane is owned by NOGUES, a financing company that is now consolidated within the Air France Group. This aircraft will enter into service in April 2005, marking the completion of moves to set up a fleet of 16 A330-300.

The order for ten A380-800 has not changed, with the first three deliveries still scheduled for spring 2007.

Lastly, a final order has been made for one 747-400ERF, which is due to be delivered in June 2005, supplementing the current fleet of four aircraft.

KLM Group

KLM finalized Phase I of its Fleet Renewal Program with the delivery of the remaining four B777-200ER aircraft in April 2004, October 2004, December 2004 and January 2005. Three of these aircraft are operating leases and one is a financial lease.

For Phase II of the Fleet Renewal Program, the replacement of twelve B767-300, KLM purchased six Airbus A330-200 aircraft. The first A330-200 aircraft is scheduled for delivery in August 2005. Additionally, KLM has ordered two B777-200ER aircraft from Boeing, to be delivered early 2006. A combination of two B777-200ER and A330-200 aircraft will be leased in May 2006 (first B777) and early 2007 (others) from ILFC. The first B767-300 was scheduled for redelivery to the lessor in April 2005.

Medium-haul fleet

Air France group

The process to rationalize the A320 fleet has continued, with eight planes brought into service –four A318, two A320, one A321 and one A319 – over the year.

The four A318 delivered represent the sixth to ninth planes of an order for 15 units signed in December 1999, with this module intended to replace the 737-500 in time on the starter segment for the medium-haul fleet (110-120 seats).

The other four A320 aircraft, which were brought into service between April and July 2004, were initially concerned by the decision to defer the delivery in fall 2002 with a view to adjusting the fleet in line with the slowdown on air transport. The upturn in traffic seen in 2003 and confirmed in 2004 allowed the Group to end this operation for these planes.

KLM Group

In May 2004, KLM replaced one B737-300 on operating lease by a B737-900 in a financial lease. One owned B737-400 was written-off following the Barcelona incident on 28 November 2004. No further orders were placed with manufacturers and lessors.

Transavia purchased a B737-800 and leased a B737-700 in April 2004. One order was placed with Boeing for an additional B737-700.

Regional company fleet

Air France group

The regional companies took delivery of one CRJ 700 and one Embraer 145.

KLM Group

KLM Cityhopper has recently added one used Fokker-70 and one used Fokker-100 to its fleet. Both are owned aircraft. Furthermore, four Fokker-50 aircraft were sold and leased back in November 2004.

The commitments of the Group concern the following aircrafts :

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	March 31, 2005	Firm orders	3	3	—	—	—	—
		options	—	5	2	—	—	—
	March 31, 2004	Firm orders	4	3	3	—	—	—
		options	—	—	5	2	—	3
A 319	March 31, 2005	Firm orders	2	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	2	—	—	—	—
		options	—	—	—	—	—	—
A 320	March 31, 2005	Firm orders	—	—	—	—	—	—
		options	—	2	1	—	—	—
	March 31, 2004	Firm orders	2	—	—	—	—	—
		options	—	1	2	1	—	—
A 321	March 31, 2005	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2004	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
A 330	March 31, 2005	Firm orders	6	2	—	—	—	—
		options	—	—	1	—	—	—
	March 31, 2004	Firm orders	—	3	—	—	—	—
		options	—	1	2	2	—	1
A 380	March 31, 2005	Firm orders	—	—	3	5	1	1
		options	—	—	—	1	1	2
	March 31, 2004	Firm orders	—	—	—	3	5	2
		options	—	—	—	—	2	2
B 737	Au 31 mars 2005	Commandes fermes	1	—	—	—	—	—
		options	—	2	4	4	1	—
	Au 31 mars 2004	Commandes fermes	—	—	—	—	—	—
		options	—	—	—	—	—	—
B 747	Au 31 mars 2005	Commandes fermes	1	—	—	—	—	—
		options	—	—	—	—	—	—
	Au 31 mars 2004	Commandes fermes	—	1	—	—	—	—
		options	—	—	—	—	—	—
B 777	March 31, 2005	Commandes fermes	5	5	2	—	—	—
		options	—	—	2	4	—	—
	March 31, 2004	Commandes fermes	3	5	2	—	—	—
		options	—	—	2	4	3	1
Embraer 145	March 31, 2005	Commandes fermes	5	2	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2004	Commandes fermes	1	5	2	—	—	—
		options	—	—	—	—	—	—
CRJ 700	March 31, 2005	Commandes fermes	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2004	Commandes fermes	1	1	—	—	—	—
		options	—	—	—	—	—	—

30. OTHER COMMITMENTS

30.1 - Commitments provided

	In EUR millions
As of March 31,	2005	2004
Call on investment securities	23	13
Put on investment securities	(2)	(2)

Total	21	11

Warranties, sureties and guarantees	105	16
Mortgaged or secured assets	1,749	1,650

Other purchase	167	215

30.2 - Commitments received

	In EUR millions
As of March 31,	2005	2004
Warranties, sureties and guarantees	145	106
Other	3	9

Warranties, sureties and guarantees are comprised primarily of letter of credit received from financial institutions.

30.3 - Litigation and court action

Air France – KLM and its subsidiaries are involved in various disputes, for which they have not necessarily been required to book provisions in their accounts.

More specifically, a class action has been filed against Air France, KLM and several US airlines, by five travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for collusion. The damages claimed against the airlines represented a total of 17.5 billion dollars, and this amount could have been tripled under US collusion legislation. An initial ruling was handed down on October 30, 2003 in favor of the airlines. In a ruling announced on December 9, 2004, the Court of Richmond (Virginia) confirmed the decision taken on October 30, 2003. Subject to a possible appeal, the airlines, including Air France, have been definitively cleared in this case. No provisions had been booked in connection with this dispute.

Furthermore, a similar suit is currently being reviewed by the federal courts in Ohio. Around 150 travel agents, which were initially plaintiffs in the case mentioned above, but later withdrew, have filed a case on the same grounds (collusion) against Air France, KLM and other European and US airlines. The amount of damages alleged by these 150 agents has not yet been determined.

Neither Air France nor KLM have booked any provisions in connection with these proceedings.

In December 2004, IAP Intermodal, a US company, filed charges against several airlines including Air France with a federal court in Texas, accusing them of using flight-time scheduling software that infringe on three patents that this company claims to hold.

On the basis of legal advice given by a specialized firm in the United States, Air France believes that these claims have no grounds, and as such, does not plan to book any provisions.

Lastly, in 2000 and 2001, several Servair employees opened proceedings against their employer claiming that their mealtimes at the place of work should be paid in the same way as working time since they were still available for their employer. Servair on the other hand considered that mealtimes represented an interruption in working time and as such should not be paid. The Paris court of appeals ruled in favor of Servair on November 8, 2001. Other suits focusing on the same issue have been filed by another 471 Servair employees and are currently being reviewed. In a ruling handed down on October 29, 2004, the court dismissed a case filed by around thirty employees. A verdict on similar claims filed by 393 members of staff is expected for June 7, 2005.

No provisions have been booked for any of these cases, which Servair believes to be unfounded.

None of the other disputes that are currently underway, for which Air France and KLM may not have set aside reasonably sufficient provisions, are likely to have a significant impact on the activities, financial position or operating results of the Group.

31. CASH FLOW STATEMENT

31.1 - Cash and cash equivalents

	In EUR millions
As of March 31,	2005	2004
Cash at bank	386	330
Cash equivalents (note 20)	2,101	1,364
Short-term bank finance and similar facilities (note 23)	(263)	(289)

Cash and cash equivalents	2,224	1,405

31.2 - Acquisition of subsidiaries and affiliates

The acquisition of subsidiaries and stakes mainly correspond to KLM cash at the acquisition date for an amount of 575 million euros and the acquisition of self-controlling shares for an amount of 32 million euros. Additional stakes were purchased in Servair and Air Chef for respective amounts of 3 and 4 million euros.

32. OTHER KEY EVENTS OVER THE YEAR

After the French state’s disposal of part of its interest in Air France-KLM on December 9, 2004, the employees of Air France and its subsidiaries have had the opportunity to purchase shares on special terms.

A total of 21.6 million Air France-KLM shares (excluding bonus shares), representing 8% of the capital of Air France-KLM, were offered to employees in February 2005 through two schemes: an offer reserved for employees (ORE) and a salary-share swap (SSS).

The offer reserved for employees enabled employees to purchase 9 million shares and, depending on the formula chosen, take advantage of various benefits offered by the French government and the company:

•	A 20% discount;

•	Bonus shares;

•	Employer’s contribution of up to 40%;

•	Easy payment facilities.

The impact of the ORE is a 16 million euros increase in salaries and related costs for the fiscal year 2004/2005.

The salary-share swap offered employees the opportunity to opt for a temporary reduction in their salary in return for a proportion of 12.6 million Air France-KLM shares.

33. SUBSEQUENT EVENTS REVIEW

In April 2005, Air France issued a 15-year Convertible Bond with an option to convert to new or existing Air France-KLM stock (“OCEANEs”) for a total of 450 million euros.

The sums borrowed through this convertible bond issue will be used to finance capital investments for the Air France group, especially fleet modernization, at a lower financing cost compared with traditional borrowing facilities over a similar period and without mortgaging planes as would normally be the case when financing aircraft.

34. SCOPE OF CONSOLIDATION AT MARCH 31, 2005

34. SCOPE OF CONSOLIDATION AT MARCH 31, 2005

	Address	Siren	Stock		% Interest	% control	Method	Year end
AIR France SA Group
AIR France SA	45, rue de Paris 95747 Roissy CDG Cedex	420,495,178	1,901,231,625		€100	100	Fully consolidated	Mar-31
AIR FRANCE SERVICES LTD	Room 229 -Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000	gbp	100	100	Fully consolidated	Dec-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	23,044,000		€23	43	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312,139,215	1,300,000		€100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347,907,636	—		100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000	gbp	50	50	Equity method	Dec-31
NOGUES	5 Harbourmaster Place, Dublin 1, Irelande	Foreign	1	usd	0	100	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000		€60	60	Fully consolidated	Mar-31
REENTON DEVELOPMENT LTD sub group
REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	10,000	hkd	51	51	Fully consolidated	Dec-31
HANGXIN HITECH RESOURCES HOLDING LTD	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	77,984	hkd	41	80	Fully consolidated	Dec-31
HARBIN HANGXIN AVIONICS CO. LTD	N°8, Bohaiyi Road, Jizhongqu, Hapin Road Harbin Economic Development Zone Harbin 150060 - China	Foreign	1,283,865	cnv	41	80	Fully consolidated	Dec-31
GUANGZHOU HANGXIN AVIONICS CO. LTD	N° 2, Kexin Road, TIANHE, 510630 Guangzhou - China	Foreign	26,944,758	cnv	41	80	Fully consolidated	Dec-31
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	N° 12-C, Jinwen Road, Zhuqiao, Nanhui District, 201323 Shanghai - China	Foreign	3,476,424	cnv	41	80	Fully consolidated	Dec-31
SINGAPORE HANGXIN AVIATION ENG. PTE	N° 66, Loyang Way Singapore 508756	Foreign	16,000	sgd	12	30	Equity method	Dec-31
SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Yaoqiang International Airport, Jinan 250107, Shandong - China	Foreign	3,380,000	cnv	8	20	Equity method	Dec-31
UILEAG HOLDING COMPANY sub group
UILEAG HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
O’FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 12 LIMITED	5 Harbourmaster Place, International	Foreign	1		€100	100	Fully	Mar-31

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
AIR FRANCE FINANCE sub group
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341,178,697	200,000,000		€100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323,650,945	1,984,000		€30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71st Stephen’s Green Dublin 2 IRELAND	Foreign	3,502,508	usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegativeg Oost Curaçao- DUTCH WEST INDIES	Foreign	26,209,180	usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6,697,487	usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927,350,363	23,483,376		€100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968		€100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347,944,259	2,288,000		€100	100	Fully consolidated	Mar-31
GIE JEAN BART	260 Bd Saint Germain 75007 Paris	430,337,766	—		10	10	Fully consolidated	Dec 31
GIE SCHIPHOL	260 Bd Saint Germain 75007 Paris	452,912,488	20,000		€0	100	Fully consolidated	Dec 31
GIE SURCOUF	260 Bd Saint Germain 75007 Paris	432,655,785	—		100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380,582,346	1,035,488		€100	100	Fully consolidated	Mar-31
LYON MAINTENANCE	Aéroport Lyon Saint Exupery BP 386 69125 Lyon	421,812,595	80,000		€100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335,351,920	50,000,000		€100	100	Fully consolidated	Mar-31
SOCIETE D’EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379,316,276	38,112		€100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d’Ivoire	Foreign	3,600,000,000	xof	39	76	Fully consolidated	Dec-31
TEAMTRACKERS SA	57 rue Ledru Rollin 94 200 Ivry sur Seine	449,171,222	1,000,000		€49	49	Proportionally consolidated	Dec 31
TEAMTRACKERS SRO	Olivova 4/2096 - 11000 Praha 1 Czech republic	Foreign	17,500,000	czk	49	49	Proportionally consolidated	Dec-31
SERVAIR sub group
SERVAIR (Cie d’exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722,000,395	52,386,208		€98	98	Fully consolidated	Mar-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382,587,558	250,000		€98	100	Fully consolidated	Mar-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations- BP 50379 Villepinte - 95942 Roissy CDG Cedex	437,568,702	1,500,000		€50	51	Fully consolidated	Dec-31
AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations- BP 50379 Villepinte - 95942 Roissy CDG Cedex	448,568,702	8,000		€98	100	Fully consolidated	Mar-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations- BP 50379 Villepinte - 95942 Roissy CDG Cedex	432,219,940	40,000		€98	100	Fully consolidated	Mar-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403,236,714	450,000		€50	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	2,000,000		€49	50	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000	gbp	26	27	Equity method	Jan-31

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	250,000,000	cfa	49	51	Fully consolidated	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000	usd	98	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000	usd	48	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,462,131	usd	48	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	6,926,328	usd	43	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000	usd	48	49	Equity method	Dec-31
JETCHEF	Zone d’aviation d’affaires 93350 Aéroport du Bourget	382,587,541	380,000		€98	100	Fully consolidated	Mar-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443,014,527	40,000		€49	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000	cfa	17	35	Equity method	Dec-31
LYON AIR TRAITEUR	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	451,329,916	455,000		€100	100	Fully consolidated	Mar-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000	mop	17	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000	cfa	70	99	Fully consolidated	Dec-31
MARTINIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	451,329,932	505,000		€100	100	Fully consolidated	Mar-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384,030,680	5,700,000		€98	100	Fully consolidated	Mar-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433,032,828	7,500		€98	100	Fully consolidated	Mar-31
PRESTAIR	1 rue du Pont de Pierre BP 61 - Wissous 91422 Morangis Cedex	429,723,737	7,500		€98	100	Fully consolidated	Mar-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437,927,882	8,000		€50	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000	cfa	38	39	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797		€34	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000	sgd	50	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424,657,179	37,500		€98	100	Fully consolidated	Mar-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000	cfa	39	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722,003,795	1,905,000		€98	100	Fully consolidated	Mar-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500	scr	54	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP121 69125 Lyon St Exupéry Aéroport	423,049,089	547,500		€98	100	Fully consolidated	Mar-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320,750,763	225,000		€95	97	Fully consolidated	Mar-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes	322,055,187	50,000		€49	50	Fully consolidated	Dec-31

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
KLM N.V. Group
KLM N.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	125,347,000		€97	84	Fully consolidated	Mar-31
AIRGO B.V.	Amsterdamseweg 55, AMS /DJ 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
AIRPORT MEDICAL SERVICES B.V.	Stationsplein 236, 1117 CJ Schipol Netherlands	Foreign	16,000		€78	80	Fully consolidated	Mar-31
AMA HOLDING B.V.	Hangar 10, 1117 AA Schipol Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
AIRCRAFT MAINTENANCE AMSTERDAM B.V.	Hangar 10, 1117 AA Schipol Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
AMSTERDAM SCHIPOL PIJPLEIDING BEHEER B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	10,861		€58	60	Fully consolidated	Mar-31
AMSTERDAM SCHIPOL PIJPLEIDING C.V.	Oude Vijfhuizerweg 6, 1118 LV Luchthaven Schipol - Netherlands	Foreign	98,935		€70	84	Fully consolidated	Mar-31
AQUILA INVEST B.V.	Amsterdamseweg 55, AMS / DJ, 1182 GP Amstelveen - Netherlands	Foreign	22,689		€97	84	Fully consolidated	Mar-31
BLUE CROWN B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
BLUE YONDER II B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
BLUE YONDER IX B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
BLUE YONDER X B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,000		€97	84	Fully consolidated	Mar-31
BLUE YONDER XI B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,000		€97	84	Fully consolidated	Mar-31
BLUE YONDER XII B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,000		€97	84	Fully consolidated	Mar-31
BLUE YONDER XIII B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,000		€97	84	Fully consolidated	Mar-31
BLUE YONDER XIV B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,000		€97	84	Fully consolidated	Mar-31
CELL K16 INSURANCE COMPANY	Heritage Group Limited, Polygon Hall Le Marchant Street - St Peter Port Guernsey GY1 4HY IIes anglo-normandes	Foreign	2,147	USD	97	0	Fully consolidated	Mar-31
CSC INDIA	301-303 Rangoli, Opp. Air Cargo Complex Andheri (East), Mumbai Inde	Foreign	9,883,175	BHT	97	84	Fully consolidated	Mar-31
CYGNIFIC B.V.	Koningin Wilhelminaplein 29TRN 3 12 FI 1062 HJ Amsterdam - Netherlands	Foreign	500,000		€97	84	Fully consolidated	Mar-31
CYGNIFIC (UK) LIMITED	New Reservation Building, Amsterdam way, Norwich, NR6 6EP Grande Bretagne	Foreign	2	GBP	97	84	Fully consolidated	Mar-31
HEESWIJK HOLDING B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	19,173,575		€97	84	Fully consolidated	Mar-31
KES AIRPORT EQUIPMENT FUELLING B.V.	Pakhuisstraat 1, 1118 DJ Luchthaven Schipol - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31
KES AIRPORT EQUIPMENT LEASING B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
KLM CATERING SERVICES SCHIPOL B.V.	Havenmeesterweg 1, 1118 CB Luchthaven Schipol - Netherlands	Foreign	13,613,406		€97	84	Fully consolidated	Mar-31

KLM CITYHOPPER B.V.	Stationsplein 102, Convair Geb., 1117 BV Luchthaven Schipol Netherlands	Foreign	90,756		€97	84	Fully consolidated	Mar-31

KLM CITYHOPPER UK LTD	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6CPU United Kingdom	Foreign	1	GBP	97	84	Fully consolidated	Mar-31

KLM EQUIPMENT SERVICES B.V.	Pakhuisstraat 1, Gebouw 565, 1118 DJ Luchthaven Schipol Netherlands	Foreign	1,361,341		€97	84	Fully consolidated	Mar-31

KLM FINANCIAL SERVICES B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	123,101,974		€97	84	Fully consolidated	Mar-31

KLM FLIGHT CREW SERVICES GMBH	Siemensstrasse 9, 63263 Neu - Isenburg - Germany	Foreign	25,565		€97	84	Fully consolidated	Mar-31

KLM GROUND SERVICES LIMITED	Station Management, Terminal 4, Heathrow Airport London, Hounslow, Middlesex, TW6 3XQ United Kingdom	Foreign	500,000	GBP	97	84	Fully consolidated	Mar-31

KLM INTERNATIONAL CHARTER B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	17,713,220		€97	84	Fully consolidated	Mar-31

KLM INTERNATIONAL FINANCE COMPANY B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	46,294		€97	84	Fully consolidated	Mar-31

KLM LUCHTVAARTSCHOOL B.V.	Burgemeester J.G. Legroweg 43, 9761 TA Eelde - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

KLM OLIEMAATSCHAPPIJ B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	510,503		€97	84	Fully consolidated	Mar-31

KLM UK ENGINEERING LIMITED	Liberator Road, Norwich Airport Norwich, Norfolk, NR6 6 ER United Kingdom	Foreign	100	GBP	97	84	Fully consolidated	Mar-31

KROONDUIF B.V.	Amsterdamseweg 55, AMS /DK 1182 GP Amstelveen - Netherlands	Foreign	113,445		€97	84	Fully consolidated	Mar-31

MICOPA B.V.	Manitobadreef 6 - E, 3565 CH Utrecht - Netherlands	Foreign	50,000		€97	84	Fully consolidated	Mar-31

OCCABOT BEHEER B.V.	Amsterdamseweg 55, afd. AMS /DJ 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

ORION-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

PYRHELIO-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

QUASAR-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

RIGEL-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

ROAD FEEDER MANAGEMENT B.V.	Amsterdamseweg 55, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

SPICA-STAETE B.V.	Amsterdamseweg 55, TAV. AMS /BB, 1182 GP Amstelveen - Netherlands	Foreign	18,151		€97	84	Fully consolidated	Mar-31

TRANSAVIA AIRLINES C.V.	Westelijke Randweg 3, 1118CR Luchthaven Schipol - Netherlands	Foreign	0		€97	50	Fully consolidated	Mar-31

WEBLOK B.V.	Amsterdamseweg 55, AMS/BY, 1182 GP Amstelveen - Netherlands	Foreign	2,817,518		€97	84	Fully consolidated	Mar-31

MARTINAIR HOLLAND N.V.	Havenmeesterweg 201, 1118 CD	Foreign	32,247,866		€49	50	Equity	Dec-31

SCOPE OF CONSOLIDATION AT MARCH 31, 2005 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
INTERNATIONALE FINANCIERING EN MANAGEMENT MAATSCHAPPIJ B.V. sub group

INTERNATIONALE FINANCIERING EN MANAGEMENT MAATSCHAPPIJ B.V.	Keesomstraat 38, 1171 AN Badhoevedorp - Netherlands	Foreign	45,378		€97	84	Fully consolidated	Mar-31

PHK FREIGHT SERVICES B.V.	Amsterdamseweg 55, AMS /DJ, 1182 GP Amstelveen - Netherlands	Foreign	22,689		€97	84	Fully consolidated	Mar-31

TRAVEL INDUSTRY SYSTEMS B.V.	Amsterdamseweg 55, AMS /BIJ, 1182 GP Amstelveen - Netherlands	Foreign	226,890		€97	84	Fully consolidated	Mar-31

INTERNATIONAL AIRLINE SERVICES LIMITED sub group

INTERNATIONAL AIRLINE SERVICES LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ - United Kingdom	Foreign	200	GBP	97	84	Fully consolidated	Mar-31

INTERNATIONAL AIRLINE SERVICES EUROPE LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ - United Kingdom	Foreign	100	GBP	97	84	Fully consolidated	Mar-31

IAS ASIA INCORPORATED	25th Floor, RCBC Plaza, Ayala Avenue corner with Sen. Gil Puyat Avenue Makati City 1200, Metro Manilla Philippines	Foreign	250,000	PHP	97	84	Fully consolidated	Mar-31

IASA INCORPORATED	25th Floor, RCBC Plaza, Ayala Avenue corner with Sen. Gil Puyat Avenue Makati City 1200, Metro Manilla Philippines	Foreign	10,947,500	PHP	97	84	Fully consolidated	Mar-31

INTERNATIONAL MARINE AIRLINE SERVICES LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ United Kingdom	Foreign	1	GBP	97	84	Fully consolidated	Mar-31

INTERNATIONAL MARINE AIRLINE SERVICES LIMITED LIABILITY COMPANY	Fullbright & Jaworski LLP, 1301 Mc Kinney, Suite 5100, Houston Texas 77010 - United States	Foreign	10,000	USD	97	84	Fully consolidated	Mar-31

INTERNATIONAL AIRLINE SERVICES OFFSHORE LIMITED	Bridge House, 4 Borough High Street, London SE1 9QQ United Kingdom	Foreign	1	GBP	97	84	Fully consolidated	Mar-31

KLM UK HOLDINGS LIMITED sub group

KLM UK HOLDINGS LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	112,007,902	GBP	97	84	Fully consolidated	Mar-31

ROSC LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	100	GBP	97	84	Fully consolidated	Mar-31

KLM UK LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	46,900,000	GBP	97	84	Fully consolidated	Mar-31

AIR UK LEASING LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	50,000	GBP	97	84	Fully consolidated	Mar-31

AIR UK (Jersey) LIMITED SERVICES LIMITED	North Suite, Skyway House, Parsonage Road, Takely, Bishop’s Stortford, Herts CM22 6 PU United Kingdom	Foreign	6,871	GBP	97	84	Fully consolidated	Mar-31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 19, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations